Superior Plus

Heather McMaster
Corporate / Legal Administrator
Direct Telephone: (403) 218-2968
Direct Facsimile: (403) 218-2973
E-mail: hmcmaster@superiorplus.com

August 26, 2009

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find the following press releases:

1. August 2009 Cash Dividend and Upcoming Events,
2. Expansion of its Construction Products Distribution Business with a US$135 Million Acquisition,
3. $60,000,000 Public Offering of Convertible Unsecured Subordinated Debentures,
4. Second Quarter 2009 Results and Construction Products Distribution Acquisition.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Corp.

HMcMaster

Heather McMaster
Corporate / Legal Administrator

/enc.

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPB
Calgary, August 6, 2009

For Immediate Release

August 2009 Cash Dividend and Upcoming Events

August 2009 Cash Dividend - $0.135 per share

Superior Plus Corp. ("Superior Plus") today announced its cash dividend for the month of August 2009 of $0.135 per share payable on September 15, 2009. The record date is August 31, 2009 and the ex-dividend date will be August 27, 2009. The Corporation's annualized cash dividend rate is $1.62 per share. This dividend is an eligible dividend for Canadian income tax purposes.

Upcoming Release of 2009 Second Quarter Results and Conference Call

The Corporation expects to release its 2009 second quarter results on Thursday, August 6, 2009. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2009 second quarter results is scheduled for 3:00 p.m. MST on Thursday, August 6, 2009. To participate in the call, dial: 1-800-732-6179. A recording of the call will be available for replay until midnight, September 6, 2009. To access the recording, dial: 1-877-289-8525 and enter pass code: 21309903, followed by the pound key. Internet users can listen to the call live, or as an archived call, on Superior's website at www.superiorplus.com under the events calendar section.

About Superior Plus

Superior Plus is a diversified corporation focused on stability of dividends with value growth and has four Canadian based operating businesses. Superior Propane is Canada's largest distributor of propane and related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

Superior Plus' shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Shares	88.4 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends and the treatment of shareholders under tax laws. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2008 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Superior Plus Corp. | 2820, 605 – 5 Avenue SW Calgary, Alberta T2P 3H5 | Tel: 403-218-2970 Fax: 403-218-2973 | Toll Free: 866-490-PLUS Web: www.superiorplus.com

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPB
Calgary, August 6, 2009

For Immediate Release

Superior Plus Announces Expansion of its Construction Products Distribution Business with a US$135 Million Acquisition

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("Superior") is pleased to announce that it has entered into a definitive agreement to acquire Specialty Products & Insulation Co. ("SPI") for an aggregate purchase price of US$135 million. Closing of the acquisition is subject to customary regulatory and commercial closing conditions, including the approval of the Toronto Stock Exchange, and is anticipated to be completed in September 2009. The acquisition is expected to be completed by way of a plan of merger under Pennsylvania law involving Superior, newly created subsidiaries of Superior and SPI.

Headquartered in East Petersburg, Pennsylvania, SPI is a leading US national distributor of a comprehensive selection of insulation and architectural named brand products focused on the commercial and industrial markets. SPI has a distribution network with a leading market position in 28 states and operates 70 distribution centers including 11 fabrication facilities. SPI has a diversified US customer base of approximately 12,000 customers serving numerous end-use markets including construction, energy, petrochemical, utility, healthcare, education and institutional. SPI has long-term customer relationships ranging from strong regional customers to the industry's largest commercial contractors and industrial processors. SPI has long-term supplier relationships with all the leading manufacturers in the commercial and industrial sectors distributing a full range of products. SPI's management team has demonstrated significant growth both organically and through acquisitions by completing 22 transactions since 1997 while successfully managing through various economic cycles.

Grant Billing, Chairman and Chief Executive Officer of Superior, stated that, "We are very pleased to enter into this transaction with SPI to expand our construction products distribution business as part of Superior's growth strategy. SPI's business is an excellent strategic fit, purchased at a favourable point in the business cycle and is complementary to Superior's existing Winroc construction products operations in North America. In addition to adding commercial and industrial insulation products, SPI's distribution network extends Superior to the U.S. eastern seaboard, Florida, the Midwest, Texas and the Pacific Northwest."

Upon completion of the acquisition, Superior will have expanded its geographical footprint in the United States from 4 to 31 states to complement its existing strong Canadian operations. As part of its construction products distribution business, Superior anticipates expanding the SPI architectural facilities to carry the full line of walls and ceilings products and services that Winroc currently provides at its locations. In addition, Superior expects to evaluate adding SPI's products and services to Winroc's existing markets and locations.

SPI's business is approximately two thirds insulation and fabrication and one third architectural products based on 2008 sales. The company estimates that 70% of its insulation products are used for new commercial and industrial projects with the other 30% used for renovation and replacement. SPI provides a full line of mechanical insulation products used for commercial and industrial applications consisting of preformed pipe insulation, board, block, sheet and blanket insulation products. In addition, SPI provides value-added fabrication services which involve converting raw insulation materials to exact size and shape specifications to meet customer needs. Architectural products include the leading commercial acoustical ceiling systems and wall panels used mainly for the commercial renovation market, similar to Winroc's operation.

Superior Plus Corp. | 2820, 605 – 5 Avenue SW Calgary, Alberta T2P 3H5 | Tel: 403-218-2970 Fax: 403-218-2973 | Toll Free: 866-490-PLUS Web: www.superiorplus.com

The transaction is expected to be accretive to Adjusted Operating Cash Flow per share ("AOCF") adding approximately 4-6 cents per share based on 2010 forecasted projections. The EBITDA from operations for 2008 and the first half of 2009 were approximately US$31.8 million and US$11.9 million, respectively. The proposed acquisition of SPI is expected to increase Superior's AOCF and expand its geographic and market diversification providing additional support for a stable dividend in the future.

Superior has the option to pay US$30 million (CDN $32.5 million) of the purchase price to existing equity holders of SPI in either common shares of Superior or cash. Superior currently has in excess of CDN$280 million available on its CDN$570 million syndicated credit facility to finance the remaining US$105 million of the transaction in addition to its ability to access the capital markets at a future date.

About the Corporation

Superior is a diversified corporation. Superior holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior Plus is focused on stability of dividends with value growth and has four Canadian based operating businesses: Superior Propane is Canada's largest distributor of propane and related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	88.4 million
SPB.db.b	5.75% Debentures, Series 1	$174.9million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. In particular, this press release includes forward-looking information pertaining to the proposed timing of completion of the acquisition of Specialty Products and Insulation Co. (the "Acquisition"), Superior's business strategy including future plans to expand the acquired SPI facilities, the perceived benefits of the Acquisition including its anticipated impact on the future market price of Superior's common shares, future cash flow and future dividends. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the ability to satisfy regulatory and commercial closing conditions of the Acquisition, the uncertainty associated with accessing capital markets and the risks related to Superior's businesses including those identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". Reference should be made to this additional information prior to making any investment decision. Forward looking information contained in this press release is made as of the date hereof and is subject to change. The company assumes no obligation to revise or update forward looking information to reflect new circumstances, except as required by law.

Superior Plus

NEWS

TSX: SPB
Calgary, August 10, 2009

For Immediate Release

Superior Plus Announces $60,000,000 Public Offering of Convertible Unsecured Subordinated Debentures

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("Superior" or the "Corporation" TSX: SPB) announced today that it has reached an agreement with a syndicate of underwriters led by TD Securities Inc. and Scotia Capital Inc., and including National Bank Financial Inc., CIBC, BMO Capital Markets and Cormark Securities Inc. (collectively, the "Underwriters"), pursuant to which Superior will issue on a "bought deal" basis, subject to regulatory approval, $60,000,000 aggregate principal amount of convertible unsecured subordinated debentures (the "Debentures") at a price of $1,000 per Debenture. Superior has granted to the Underwriters an over-allotment option to purchase up to an additional $9,000,000 aggregate principal amount of Debentures at the same price (plus accrued interest from closing of the Offering), exercisable in whole or in part at any time for a period of up to 30 days following closing of the Offering, to cover over-allotments. Superior intends to use the net proceeds from the Offering to pay for a portion of its recently announced proposed acquisition of Specialty Products & Insulation Co., a distributor of insulation and architectural products in the United States.

The Debentures will bear interest from the date of issue at 7.5% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing December 31, 2009. The Debentures will have a maturity date of December 31, 2014 (the "Maturity Date").

The Debentures will be convertible at the holder's option at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by Superior for redemption of the Debentures into fully paid and non-assessable common shares ("Common Shares") of of Superior at a conversion price of $13.10 per Common Share, being a conversion rate of approximately 76.3359 Common Shares for each $1,000 principal amount of Debentures.

The Debentures will not be redeemable by Superior on or before August 31, 2012. On and after August 31, 2012 and prior to August 31, 2013, the Debentures may be redeemed in whole or in part from time to time at Superior's option, provided that the volume weighted average trading price of the Common Shares on the TSX on the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the Conversion Price. On and after August 31, 2013, the debentures may be redeemed in whole or in part from time to time at Superior's option at a price equal to their principal amount plus accrued interest.

Closing of the Offering is expected to occur on or about August 28, 2009. The Offering is subject to normal regulatory approvals, including approval of the TSX.

About the Corporation

Superior Plus is a diversified corporation. The Corporation holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and the Corporation as limited partner. Superior Plus is focused on stability of dividends with value growth and has four Canadian based operating businesses: Superior Propane is Canada's largest distributor of propane and related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

The Corporation's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	88.4 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. In particular, this press release includes forward-looking information pertaining to the proposed timing of completion of the offering and the completion of the acquisition of Specialty Products and Insulation Co. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the ability to satisfy regulatory and commercial closing conditions of the Acquisition, the uncertainty associated with accessing capital markets and the risks related to Superior's businesses including those identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". Reference should be made to this additional information prior to making any investment decision. Forward looking information contained in this press release is made as of the date hereof and is subject to change. The company assumes no obligation to revise or update forward looking information to reflect new circumstances, except as required by law.

TSX: SPB

Superior Plus

A DIVERSIFIED BUSINESS CORPORATION
Focused on dividend stability with value growth

August 6, 2009

Superior Plus Announces Second Quarter Results and Construction Products Distribution Acquisition

HIGHLIGHTS

- The rapid decline in economic activity in the first half of 2009 was the most significant factor which contributed to reduced sales in all business segments. Superior's customers continued to conserve and reduce inventories due to the prolonged and deep impact of the global economic downturn. Superior continues to see positive signs that the economy has bottomed and is expected to improve in the last half of 2009.
- Superior's revised forecast for adjusted operating cash flow per share is $1.95 - $2.10 in 2009 compared to $2.18 per share in 2008, a decrease of approximately 7% based upon the mid-point of the 2009 financial outlook range.
- Strong first quarter adjusted operating cash flow of $0.70 per share combined with a seasonal weak second quarter adjusted operating cash flow of $0.21 per share resulted in year-to-date adjusted operating cash flow of $0.91 per share, which was 14% lower than the 2008 year-to-date period.
- Gross profits were $134.9 million and $323.2 million for the second quarter and year-to-date, a decrease of 12% and 0%, respectively, compared to prior year periods. Gross profits in the current year were impacted by the recession resulting in reduced sales volumes.
- Second quarter and year-to-date EBITDA from operations decreased by 41% and 10% to $31 million and $111 million, respectively, compared to prior year periods reflecting reduced sales volumes.
- Four quarter trailing EBITDA was $232.4 million resulting in a Senior Debt to EBITDA ratio of 2.3x and a Total Debt to EBITDA ratio of 3.4x as at June 30, 2009.
- The Port Edwards expansion project is on schedule and is being commissioned during the third quarter of 2009. The project is expected to start to provide a positive contribution in the fourth quarter with annualized incremental EBITDA of US$20 -$30 million at full capacity.
- On August 6, 2009, Superior entered into a definitive agreement to acquire Specialty Products and Insulation Co. ("SPI") for the total aggregate purchase price of approximately US$135 million anticipated to close in September 2009. For details on the acquisition, please refer to press release entitled *"Superior Plus Announces Expansion of its Construction Products Distribution Business with a US$135 Million Acquisition"* dated August 6, 2009.

FINANCIAL SUMMARY

(millions of dollars except per share amounts)	Three months ended June 30, 2009	2008	Six months ended June 30, 2009	2008
Revenue	**454.4**	567.2	**1,057.9**	1,248.6
Gross profit	**134.9**	153.3	**323.2**	323.2
EBITDA from operations[1]	**31.0**	52.7	**111.0**	123.4
Interest	**(7.7)**	(8.4)	**(18.0)**	(18.2)
Cash taxes	**(1.2)**	(4.2)	**(6.2)**	(5.9)
Corporate costs	**(3.2)**	(2.0)	**(6.6)**	(5.5)
Adjusted operating cash flow[1]	**18.9**	38.1	**80.2**	93.8
Adjusted operating cash flow per share, basic [1][2] and diluted [1][3]	**$0.21**	$0.43	**$0.91**	$1.06
Dividends/Distributions paid per share/unit	**$0.405**	$0.405	**$0.81**	$0.80

(1) EBITDA from operations and adjusted operating cash flow are key performance measures used by management to evaluate the performance of Superior. These measures are defined under Non-GAAP Financial Measures in Management's Discussion and Analysis of the 2009 Second Quarter Results.

(2) The weighted average number of shares outstanding for the three months ended June 30, 2009 is 88.4 million (2008 – 88.4 million)

(3) For the three and six months ended June 30, 2009 and 2008, there were no dilutive instruments.

FINANCIAL OUTLOOK

"The length and depth of the global recession has made forecasting the recovery of the businesses difficult, but Superior has responded swiftly to minimize the short-term impact of the recession. Superior is well-positioned and diversified to capitalize on the recovery and future opportunities given its strong balance sheet and operational expertise. We have navigated through one of the most severe economic downturns in the past century and remain committed to stability of dividends and creating value growth for our shareholders," said Chairman and Chief Executive Officer Grant Billing.

(millions of dollars, except per share amounts)	2009[1] Prior	2009[2][4] Current
EBITDA from operations		
Propane Distribution	95-105	**95-105**
Specialty Chemicals	100-110	**95-105**
Construction Products Distribution	20-27	**20-25**
Fixed-Price Energy Services	9-12	**9-12**
Adjusted operating cash flow per share	$2.00-$2.15	**$1.95-$2.10**
Dividends paid per share	$1.62	**$1.62**
Senior Debt/EBITDA Ratio[3]	1.9	**1.9**
Total Debt/EBITDA Ratio[3]	2.9	**3.0**

(1) As provided in Superior's First Quarter 2009 Financial Results.

(2) The assumptions, definitions, and risk factors relating to the Financial Outlook are discussed in Management's Discussion and Analysis of the 2009 Second Quarter Results.

(3) Superior's debt ratios take into account the impact of the off-balance sheet receivable sales program amounts, the efficiency and growth projects and excludes Port Edwards project debt of $150 million (US$130 million) as well as project EBITDA contribution. Including the Port Edwards project debt with no corresponding EBITDA would result in a year-end Senior Debt to EBITDA ratio of 2.6x and Total Debt to EBITDA ratio of 3.7x.

(4) The current 2009 financial outlook does not include any benefit or cost associated with the proposed acquisition of SPI anticipated to close in September 2009.

Superior has revised its annual expectations for adjusted operating cash flow by $0.05 to be $1.95 - $2.10 per share in 2009 based upon year-to-date results and its current outlook for the remainder of 2009. The forecast decrease in EBITDA from operations has been partially offset by reduced interest costs and lower income taxes as compared to the previous outlook provided in the 2009 First Quarter Results. Superior's financial outlook for 2010 adjusted operating cash flow has been decreased to $2.05 - $2.25 from its previous first quarter outlook of $2.20 - $2.40 to reflect a deeper more prolonged slowdown in economic activity. The current financial outlook for 2009 and 2010 does not include any benefit or cost associated with the proposed acquisition of SPI anticipated to close in September 2009. Superior expects to update its financial outlook upon completion of the SPI transaction at the next quarterly release of its financial statements.

Although the timing of the recovery remains uncertain, Superior continues to see positive signs that the economy has bottomed and is expected to improve in the last half of 2009. Superior's successful marketing programs, focused cost cutting initiatives, anticipated demand from its customers, and a successful closing of the SPI acquisition are expected to provide support for a solid finish to the year and an improved outlook in 2010. The Port Edwards expansion project continues to remain on time and is scheduled to be commissioned during the third quarter of 2009. The Port Edwards expansion project will require the closure of the facility for approximately 4-6 weeks and this reduced production is included in the current 2009 financial outlook.

SEGMENTED INFORMATION

	Three months ended June 30,		Six months ended June 30,	
(millions of dollars)	**2009[(1)]**	2008[(1)]	**2009[(1)]**	2008[(1)]
EBITDA from operations:				
Propane Distribution	**4.7**	12.9	**49.6**	50.8
Specialty Chemicals	**20.2**	25.7	**52.3**	51.7
Construction Products Distribution	**3.3**	11.0	**4.8**	15.8
Fixed-Price Energy Services	**2.8**	3.1	**4.3**	5.1
	31.0	52.7	**111.0**	123.4

(1) EBITDA from operations is a key performance measure used by management to evaluate the performance of Superior. This measure is defined under Non-GAAP Financial Measures in Management's Discussion and Analysis of the 2009 Second Quarter Results.

Propane Distribution

- EBITDA from operations were $4.7 million and $49.6 million for the second quarter and first half of 2009, a decrease of $8.2 million and $1.2 million, respectively, compared to prior year periods, primarily as a result of a 9% decline in sales volumes due to the impact of the economic recession in Canada.
- Total gross profits per litre for the second quarter and first half of 2009 were 21.9 cents and 22.8 cents, a decrease of 0.7 cents and an increase of 2.1 cents, respectively, compared to the prior year periods.
- Retail propane and delivery gross profits of $46.8 million and $126.4 million decreased by 9% and 4% in the second quarter and first half of 2009, respectively, compared to the prior year periods. Superior's sales and marketing program has produced positive results in the first half of the year with annualized new customer volumes of approximately 81 million litres partially offsetting the impact on sales volumes due to the economic recession in Canada.
- Wholesale and related gross profits were $2.8 million and $18.2 million in the second quarter and first half of 2009, a decrease of $2.7 million and an increase of $6.6 million, respectively, compared to the prior year periods, substantially due to the timing of gross profits recognized in the 2008/2009 winter heating season.
- Superior substantially completed the implementation of its new routing and scheduling system in the second quarter and expects to consolidate the logistics functions from six Regional Operation Centres into one National Operations Centre during the third quarter of 2009. Superior anticipates the installation of handheld computers

on the service fleet will be completed by the end of 2009. These productivity improvements are estimated to have annual cost savings of $5.8 million upon completion.

- EBITDA from operations is expected to be $95 - $105 million for 2009 consistent with the previous outlook provided in the 2009 First Quarter Results. The benefits of sales marketing initiatives, projected efficiency improvements in the cost structure and a forecast improvement in economic activity provide support for maintaining the outlook range.

Specialty Chemicals

- EBITDA from operations were $20.2 million and $52.3 million in the second quarter and first half of 2009, a decrease of $5.5 million and an increase of $0.6 million, respectively, compared to the prior year periods.
- Gross profits in the second quarter and first half of 2009 decreased by $2.2 million and increased by $6.8 million to $51.0 million and $113.7 million, respectively.
- Chemical sales volumes of 155,000 (MTs) for the second quarter were 33,000 (MTs) lower than the prior year quarter primarily due to reduced demand for specialty chemical products as a result of reduced sales volumes to pulp customers. The Valdosta, Georgia facility was temporarily idled in the second quarter reducing capacity by 8,000 MT per month with cell line upgrades expected to be completed during the third quarter. The Valdosta, Georgia facility is anticipated to be restarted by the fourth quarter of 2009 due to stabilization of pulp prices along with a forecasted increase in sodium chlorate demand.
- The Port Edwards, Wisconsin chloralkali facility expansion project remains on budget and is being commissioned during the third quarter of 2009. The conversion project has started up many of the systems and will require a temporary closure of the facility for approximately 4-6 weeks to complete the changes resulting in reduced revenue and production volumes which has been reflected in the revised financial outlook. It is expected to provide an annual incremental US$20 -$30 million of positive EBITDA contribution at full capacity.
- EBITDA from operations is expected to be $95 - $105 million for 2009, a decrease of $5 million from the previous outlook provided in the 2009 First Quarter Results reflecting reduced chloralkali pricing.

Construction Products Distribution

- EBITDA from operations were $3.3 million and $4.8 million in the second quarter and first half of 2009, a decrease of $7.7 million and $11.0 million, respectively, compared to the prior year periods.
- Gross profits in the second quarter and first half of 2009 were $24.3 million and $48.7 million, a decrease of $11.8 million and $16.0 million, respectively, compared to the prior year periods primarily due to a 21% and 29% decline in drywall sales volumes in the first and second quarter, respectively. Sales volumes declined due to a rapid deterioration of the residential and commercial construction activity as a result of the impact of a recession in North America.
- Sales margins were consistent in most operating areas in the second quarter and first half of 2009, compared to the prior year periods due to a continued focus on margin management initiatives and the impact of purchasing programs.
- Significant restructuring and cost reduction initiatives have been made during the second quarter and first half of 2009 to adjust to the changes in the market. These initiatives expect to have an annual cost saving in excess of $6 million reflecting significant reductions in employees in most locations along with consolidation of branch locations.

- The fragmented nature of the specialty buildings products industry, combined with the market downturn, provide additional consolidation and product expansion opportunities for Winroc.
- Several leading indicators such as permits and housing starts have provided positive signs of both the US and Canadian construction markets bottoming with some improvement expected in the last half of 2009.
- EBITDA from operations is expected to be $20 - $25 million for 2009, a decrease of $2 million in the upper-end of our previous outlook provided in the 2009 First Quarter Results. The residential construction activity in Canada and the US is starting to improve and is expected to have limited benefit until later in 2009.

Fixed-Price Energy Services

- EBITDA from operations were $2.8 million and $4.3 million in the second quarter and first half of 2009, a decrease of $0.3 million and $0.8 million, respectively, compared to the prior year periods.
- Gross profits were $8.3 million and $15.3 million in the second quarter and first half of 2009, a decrease of $0.3 million and $0.1 million, respectively, compared to the prior year periods.
- SEM continued to focus its sales channels towards acquiring and retaining Ontario commercial natural gas and electricity customers, Quebec commercial natural gas customers and British Columbia natural gas residential and commercial customers.
- Currently, SEM's portfolio of customers is approximately 70% commercial and 30% residential by volume.
- EBITDA from operations is expected to be $9 - $12 million for 2009, consistent with the previous outlook provided in the 2009 First Quarter Results.

CAPITAL EXPENDITURE SUMMARY

	Three months ended June 30		Six months ended June 30	
(millions of dollars)	**2009**	2008	**2009**	2008
Efficiency, process improvement and growth related	**5.1**	7.1	**12.9**	10.9
Other capital	**1.8**	2.8	**3.3**	4.4
Port Edwards expansion project	**29.6**	3.3	**56.2**	8.5
Earn-out payment on prior acquisition	**-**	-	**0.6**	-
Acquisitions	**-**	24.6	**-**	24.6
Proceeds on disposition of capital	**(1.1)**	(1.3)	**(2.9)**	(1.5)
Total net capital expenditures	**35.4**	36.5	**70.1**	46.9

In the second quarter of 2009, Superior continued to improve its cost structure by investing $5.1 million of capital in efficiency projects primarily in the propane distribution and specialty chemicals divisions. The Port Edwards conversion project made good progress in the second quarter of 2009 with capital spending of $29.6 million (US$25.6 million). The project is on budget and scheduled to be commissioned during the third quarter of 2009. As at June 30, 2009, Superior has incurred US$91.6 million of the estimated US$130 million costs to complete the Port Edwards project.

KEY CORPORATE ITEMS

- Total interest expense of $7.7 million in the second quarter decreased by $0.7 million compared to the prior year quarter primarily due to lower average interest rates and the impact of the appreciation of the Canadian dollar on US denominated interest costs, partially offset by higher average debt levels.
- Superior had a $570 million syndicated credit facility with undrawn credit capacity of approximately $293.5 million (excluding its securitization program) as at June 30, 2009.
- As at June 30, 2009, Superior had utilized $85.9 million of its existing securitization program.

- With the commissioning of the Port Edwards project, there will be sufficient tax basis available to reduce 2009 US cash income taxes to zero. Superior anticipates a US cash income tax reversal of approximately $5.5 million to occur in the third quarter which will result in an increase to adjusted operating cash flow per share of approximately $0.06.
- Given Superior's current tax basis of approximately $1.7 billion as at December 31, 2008, the corporation does not anticipate any material Canadian cash taxes payable until 2014 based upon the current level of Canadian taxable income projected from 2009-2014. Beyond 2014, Superior anticipates incurring Canadian cash taxes at an approximate rate of 12-13% for a period of 3-4 years.

2009 Second Quarter Results

Superior's 2009 Second Quarter Results are attached and available on Superior's website at: www.superiorplus.com under the investor information section and at www.sedar.com.

Conference Call

Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2009 Second Quarter Results at 3:00 p.m. MST on Thursday, August 6, 2009. To participate in the call, dial: 1-800-732-6179. A recording of the call will be available for replay until midnight, September 6, 2009. To access the recording, dial: 1-877-289-8525 and enter pass code: 21309903, followed by the pound key. Internet users can listen to the call live, or as an archived call, on Superior's website at www.superiorplus.com under the events calendar section.

Forward Looking Information

Certain information included herein is forward-looking, within the meaning of applicable Canadian securities laws. Forward looking information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this press release, including the attached Management's Discussion and Analysis of 2009 Second Quarter Results, includes but is not limited to, consolidated and business segment outlooks, expected EBITDA from operations, expected adjusted operating cash flow, expected adjusted operating cash flow per share, future capital expenditures, business strategy and objectives, dividend strategy, expected senior debt and total debt to EBITDA ratios, future cash flows, anticipated taxes, expected timing of restarting the Valdosta, Georgia facility, timing and expected impact of proposed productivity improvement initiatives, expected timing of the closing of the SPI acquisition, expected timing with respect to commissioning the Port Edwards, Wisconsin project and statements regarding the future financial position of Superior and Superior LP. Superior and Superior LP believe the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on various assumptions. Those assumptions are based on information currently available to Superior, including information obtained from third party industry analysts and other third party sources and include, the historic performance of Superior's businesses, current business and economic trends, availability and utilization of tax basis, currency, exchange and interest rates, trading data, cost estimates and the other assumptions set forth under the "Outlook" sections contained in the attached Management's Discussion and Analysis of 2009 Second Quarter Results. Readers are cautioned that the preceding list of assumptions is not exhaustive.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein and in the attached Management's Discussion and Analysis of 2009 Second Quarter Results. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's or Superior LP's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the risks referred to under the section entitled "Risk Factors to

Superior", in the attached Management's Discussion and Analysis of 2009 Second Quarter Results, the risks associated with the availability and amount of the tax basis and the risks identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". Any forward-looking information is made as of the date hereof and, except as required by law, neither Superior nor Superior LP undertakes any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

For more information about Superior, visit our website at ***www.superiorplus.com*** *or contact:*

Wayne Bingham Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Scott Daniel Vice-President, Treasurer and Investor Relations
E-mail: sdaniel@superiorplus.com
Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Non-GAAP Financial Measures

Adjusted Operating Cash Flow

Adjusted operating cash flow is equal to cash flow from operating activities as defined by Canadian generally accepted accounting principles (GAAP), adjusted for changes in non-cash working capital and customer acquisition costs. Superior may deduct or include additional items to its calculation of adjusted operating cash flow; these items would generally, but not necessarily, be items of a non-recurring nature. Adjusted operating cash flow is the main performance measure used by management and investors to evaluate the performance of Superior. Readers are cautioned that adjusted operating cash flow is not a defined performance measure under Canadian GAAP and that adjusted operating cash flow cannot be assured. Superior's calculation of adjusted operating cash flow may differ from similar calculations used by comparable entities. Adjusted operating cash flow represents cash flow generated by Superior that is available for, but not necessarily limited to, changes in working capital requirements, investing activities and financing activities of Superior.

The seasonality of Superior's individual quarterly results must be assessed in the context of annualized adjusted operating cash flow. Adjustments recorded by Superior as part of its calculation of adjusted operating cash flow include, but are not limited to, the impact of the seasonality of Superior's businesses, principally Superior Propane, by adjusting for non-cash working capital items, thereby eliminating the impact of the timing between the recognition and collection/payment of Superior's revenues and expense, which can differ significantly from quarter to quarter. Adjustments are also made to reclassify the cash flows related to natural gas and electricity customer contract related costs in a manner consistent with the income statement recognition of these costs. Adjusted operating cash flow is reconciled to cash flow from operating activities on page 9.

EBITDA

EBITDA represents earnings before interest, taxes, depreciation, amortization and other non-cash expenses, and is used by Superior to assess its consolidated results and the results of its operating divisions. EBITDA is not a defined performance measure under GAAP. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities. EBITDA of Superior's operating businesses may be referred to as EBITDA from operations. Net earnings (loss) are reconciled to EBITDA from operations on page 25.

Compliance EBITDA

Compliance EBITDA represents earnings before interest, taxes, depreciation, amortization and other non-cash expenses calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Compliance EBITDA is not a defined performance measure under GAAP. Superior's calculation of compliance EBITDA may differ from similar calculations used by comparable entities. See Note 10 to the unaudited Interim Consolidated Financial Statements for a reconciliation of net earnings (loss) to compliance EBITDA.

Overview of Superior

Superior Plus Corp. is a diversified business corporation. Superior holds 100% of Superior LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior owns 100% of the shares of Superior General Partner Inc. The cash flow of Superior is solely dependent on the results of Superior LP and is derived from the allocation of Superior LP's income to Superior by means of partnership allocations. Superior, through its ownership of Superior LP has four operating businesses: a propane distribution and related services business operating under the trade name Superior Propane; a specialty chemicals business operating under the trade name ERCO Worldwide (ERCO); a construction products distribution business operating under the trade name Winroc; and a fixed-price energy services business operating under the trade name Superior Energy Management (SEM).

Second Quarter Results

Summary of Adjusted Operating Cash Flow

(millions of dollars except per share amounts)	Three months ended June 30, 2009	2008	Six months ended June 30, 2009	2008
EBITDA from operations:				
Propane Distribution	**4.7**	12.9	**49.6**	50.8
Specialty Chemicals	**20.2**	25.7	**52.3**	51.7
Construction Products Distribution	**3.3**	11.0	**4.8**	15.8
Fixed-Price Energy Services	**2.8**	3.1	**4.3**	5.1
	31.0	52.7	**111.0**	123.4
Interest	**(7.7)**	(8.4)	**(18.0)**	(18.2)
Cash income taxes	**(1.2)**	(4.2)	**(6.2)**	(5.9)
Corporate costs	**(3.2)**	(2.0)	**(6.6)**	(5.5)
Adjusted operating cash flow	**18.9**	38.1	**80.2**	93.8
Adjusted operating cash flow per share, basic [1] and diluted [2]	**$0.21**	$0.43	**$0.91**	$1.06

(1) The weighted average number of shares outstanding for the three months ended June 30, 2009, is 88.4 million (2008 – 88.4 million) and for the six months ended June 30, 2009, is 88.4 million (2008 – 88.3 million)

(2) For the three and six months ended June 30, 2009 and 2008, there were no dilutive instruments.

Adjusted Operating Cash Flow Reconciled to Cash Flow from Operating Activities [1]

(millions of dollars)	Three months ended June 30, 2009	2008	Six months ended June 30, 2009	2008
Cash flows from operating activities	**75.0**	82.2	**158.4**	145.4
Add: Customer contract related costs capitalized	**1.2**	1.7	**2.1**	2.4
Less: Decrease in non-cash working capital	**(58.3)**	(44.1)	**(76.9)**	(50.7)
Amortization of customer contract related costs	**(1.7)**	(1.7)	**(3.4)**	(3.3)
Reversal of unrealized losses on financial instruments previously treated as realized.	**2.7**	–	**–**	–
Adjusted operating cash flow	**18.9**	38.1	**80.2**	93.8

(1) See the unaudited Interim Consolidated Financial Statements for cash flows from operating activities, customer contract related costs and changes in non-cash working capital.

Second quarter adjusted operating cash flow was $18.9 million, a decrease of $19.2 million or 50% over the prior year quarter. The decrease in adjusted operating cash flow was due to reduced EBITDA from operations at all of Superior's businesses and higher corporate costs, offset in part by lower cash income taxes and interest costs. Adjusted operating cash flow per share was $0.21 per share in the second quarter, a decrease of 50% from $0.43 per share in the prior year quarter due to the decrease in adjusted operating cash flow noted above; the weighted average number of shares outstanding was consistent with the prior year quarter. A comprehensive review of EBTIDA from operations for all of Superior's businesses follows.

Adjusted operating cash flow for the six months ended June 30, 2009 was $80.2 million, a decrease of $13.6 million or 14% compared to the prior year period. The decrease in adjusted operating cash flow was due to reduced EBITDA from operations at Winroc, Superior Propane and SEM, combined with modestly higher cash income taxes and higher corporate costs, offset by higher EBITDA from operations at ERCO and lower interest costs. Adjusted operating cash flow per share was $0.91 per share for the six months ended June 30, 2009, a decrease of $0.15 per share or 14% due to the decrease in adjusted operating cash flow as noted above. The weighted average number of shares outstanding was consistent with the prior year period.

Net earnings for the second quarter were $23.4 million, compared to net earnings of $164.3 million in the prior year quarter. Net earnings were impacted by $18.6 million in unrealized gains on financial instruments in the current quarter, compared to unrealized gains of $149.8 million in the prior year quarter. The change in the unrealized gains and losses on financial instruments was due principally to reduced gains on SEM's natural gas financial derivatives compared to the prior year as a result of fluctuations in the spot price for natural gas. Revenues of $454.4 million were $112.8 million lower than the prior year quarter due principally to a decrease in the retail selling prices of propane as a result of a reduction in the wholesale cost of propane. Gross profit of $134.9 million was $18.4 million lower than the prior year quarter due principally to reduced sales volumes at all of Superior's operating businesses. Total income taxes for the second quarter was an expense of $3.5 million compared to an income tax expense of $11.0 million in the prior year quarter. Income taxes were impacted by Superior's conversion to a corporation on December 31, 2008, and the change in unrealized gains on financial instruments in the second quarter as discussed above. Additionally, second quarter net earnings were affected for the same reasons as the analysis of adjusted operating cash flow for the second quarter.

Net earnings for the six months ended June 30, 2009 were $17.9 million, compared to net earnings of $291.5 million in the prior year period. Net earnings were impacted by $54.3 million in unrealized losses on financial instruments in the current period, compared to unrealized gains of $255.1 million in the prior year period. The change in the unrealized gains and losses on financial instruments was due principally to reduced gains on SEM's natural gas financial derivatives compared to the prior year as a result of fluctuations in the spot price for natural gas. Revenues of $1,057.9 million were $190.7 million lower than the prior year period due principally to a decrease in the retail selling prices of propane as a result of a reduction in the wholesale cost of propane. Gross profit of $323.2 million was consistent with the prior year quarter as improved gross profit at ERCO offset lower gross profit at Winroc. Total income tax recovery in the current period was $13.3 million compared to an income tax expense of $29.0 million in the prior year quarter. Income taxes were impacted by Superior's conversion to a corporation on December 31, 2008, and the change in unrealized gains on financial instruments as discussed above.

Propane Distribution

Superior Propane generated EBITDA from operations of $4.7 million in the second quarter, a decrease of $8.2 million from the prior year quarter due to lower gross profit and modestly higher operating costs.

Condensed operating results for the three and six months ended June 30, 2009 and 2008 are provided in the following table.

	Three months ended June 30,				Six months ended June 30,			
(millions of dollars except per litre amounts)	**2009**		2008		**2009**		2008	
		¢/litre		¢/litre		**¢/litre**		¢/litre
Revenue[(1)(2)(3)]	**163.4**	**65.6**	228.3	83.3	**466.8**	**68.6**	597.6	80.4
Cost of sales	**(108.9)**	**(43.7)**	(166.2)	(60.7)	**(311.6)**	**(45.8)**	(443.9)	(59.7)
Gross profit	**54.5**	**21.9**	62.1	22.6	**155.2**	**22.8**	153.7	20.7
Less: Cash operating and administration costs	**(49.8)**	**(20.0)**	(49.2)	(17.9)	**(105.6)**	**(15.5)**	(102.9)	(13.8)
EBITDA from operations	**4.7**	**1.9**	12.9	4.7	**49.6**	**7.3**	50.8	6.9
Propane retail volumes sold *(millions of litres)*	**249**		274		**680**		743	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities, as such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 8 and 12 to the unaudited Interim Consolidated Financial Statements). In order to better reflect the results of its operations, Superior has reclassified these amounts for purposes of this management's discussion and analysis to present its results as if it had accounted for these transactions as accounting hedges. As such, included in revenue for the three and six months ended June 30, 2009 is $1.7 million and ($0.9) million in realized foreign currency forward contract gains (losses) and included in revenue for the three and six months ended June 30, 2008 is $0.4 million and ($0.6) million in realized foreign currency forward contract gains (losses).

(2) For the three and six months ended June 30, 2009 for purposes of the management's discussion and analysis, Superior has reclassified ($0.3) million and $0.1 million, of foreign currency translation losses (gains) related to US-denominated working capital from operating and administrative expense to revenue and for the three and six months ended June 30, 2008 has reclassified $0.2 million and $0.6 million of foreign currency translation losses related to US-denominated working capital from operating and administrative expense to revenue. Reclassification of the translation gains or losses provides improved matching to the income statement recognition of the underlying working capital item that resulted in the translation gains or losses.

(3) For the three months ended June 30, 2009, for purposes of this management's discussion and analysis, Superior has reversed the impact of $2.7 million of unrealized losses on forward propane purchase contracts as a component of revenue for the three months ended March 31, 2009, related to Superior Propane's wholesale trading business. There is no impact on Superior Propane's EBITDA from operations for the six months ended June 30, 2009.

Revenues for the second quarter of 2009 were $163.4 million, a decrease of $64.9 million from revenues of $228.3 million in 2008. The decrease in revenues was due to lower retail propane sales volumes, combined with a lower average retail selling price of propane as a result of reductions in the wholesale cost of propane. Total gross profit for the second quarter of 2009 was $54.5 million, a decrease of $7.6 million or 12% over the prior year quarter. Total gross profit per litre for the second quarter of 2009 was 21.9 cents per litre, a decrease of 0.7 cents per litre or 3% compared to the prior year quarter. A summary and detailed review of gross profit by segment is provided below.

Gross Profit by Segment

	Three months ended June 30,		Six months ended June 30,	
(millions of dollars)	**2009**	2008	**2009**	2008
Retail propane and delivery	**46.8**	51.4	**126.4**	131.7
Other services	**4.9**	5.2	**10.6**	10.4
Wholesale and related	**2.8**	5.5	**18.2**	11.6
Total gross profit	**54.5**	62.1	**155.2**	153.7

Retail propane and delivery gross profit for the second quarter was $46.8 million, a decrease of $4.6 million or 9% from the prior year quarter, due principally to a 25 million litre or 9% reduction in sales volumes. The average retail and delivery sales margin in the second quarter was consistent with the prior year quarter. Residential and commercial volumes decreased by 6 million litres or 8% and were negatively impacted by a weaker overall economic environment throughout most of Canada and the ongoing impact of the customer conservation trend which began in 2008. Superior Propane's ongoing marketing efforts have been successful in acquiring new customers, partially offsetting the impact of reduced volumes due to the weaker economic environment. Average weather, as measured by degree days, for the second quarter was 3% colder than the prior year and 8% colder than the five year average, the impact of which partially mitigated a reduction in volumes due to the weaker economic environment. However, heating related volumes in the second and third quarters are generally not materially impacted by average weather due to the seasonality of Superior Propane's operations. Industrial volumes decreased by 15 million litres or 10%, due principally to the impact of a weaker economic environment as noted above. In particular, volumes were negatively impacted by customer cutbacks and closures in the manufacturing and mining sectors, throughout Eastern Canada and the Prairies in addition to the impact of reduced activity levels in the oil and gas sector. Automotive propane volumes declined by 3 million litres or 9%, which was modestly below the historical decline trend in this end-use market due to a favourable pricing differential between propane and retail gas. Superior Propane continued to actively manage sales margins in the second quarter, resulting in an average retail propane and delivery sales margin of 18.8 cents per litre, which was consistent with the prior year quarter average margin of 18.8 cents per litre. Average margins compared to the prior year quarter were positively impacted by margin management initiatives, offset by the impact of competitive pressures.

Other services gross profit was $4.9 million in the second quarter, a decrease of $0.3 million over the prior year quarter as weaker demand for service and installations was partially offset by an increase in rental gross profit. Wholesale and related gross profits were $2.8 million in the second quarter, a decrease of $2.7 million compared to the prior year quarter due to lower gross profits within the wholesale trading business as a result of weaker trading conditions during the quarter in addition to the timing of the recognition of gross profits compared to the prior year quarter. On an annualized basis, Superior Propane anticipates that wholesale trading gross profits will be higher than the prior year assuming normal volatility in the wholesale cost of propane for the remainder of 2009.

Superior Propane Annual Sales Volumes:

Volumes by End-Use Application [1]

	Three months ended June 30,	
	2009	2008
Residential	**22**	24
Commercial	**49**	53
Agricultural	**8**	9
Industrial	**140**	155
Automotive	**30**	33
	249	274

Volumes by Region [1] [2]

	Three months ended June 30,	
	2009	2008
Western Canada	**134**	152
Eastern Canada	**94**	101
Atlantic Canada	**21**	21
	249	274

Volumes by End-Use Application [1]

	Six months ended June 30,	
	2009	2008
Residential	**85**	90
Commercial	**163**	171
Agricultural	**31**	35
Industrial	**351**	390
Automotive	**50**	57
	680	743

Volumes by Region [1] [2]

	Six months ended June 30,	
	2009	2008
Western Canada	**379**	416
Eastern Canada	**248**	274
Atlantic Canada	**53**	53
	680	743

(1) **Volume**: Volume of retail propane sold (millions of litres).

(2) **Regions**: Western Canada region consists of British Columbia, Alberta, Saskatchewan, Manitoba, Northwest Ontario, Yukon and Northwest Territories; Eastern Canada region consists of Ontario (except for Northwest Ontario) and Quebec.

Cash operating and administrative costs of $49.8 million increased by $0.6 million or 1% from the prior year quarter due to higher provisions for bad debts and truck expenses, offset by lower wages and benefits and fuel costs. Superior Propane continues to actively manage expenses, particularly wages and benefits in response to fluctuations in volumes.

Outlook

Superior Propane expects EBITDA from operations for 2009 to be between $95 million and $105 million, consistent with Superior Propane's previous outlook as provided in the first quarter 2009 Management's Discussion and Analysis. Superior Propane's significant assumptions underlying its current outlook are:

- Superior Propane forecasts average temperatures across Canada to be consistent with the most recent five-year average;
- Total sales volumes compared to the prior year are expected to decline due to a continued slowdown in economic activity resulting in reduced demand for propane and related services.
- Commercial and industrial volumes are anticipated to improve in the second half of 2009 relative to the first half of 2009 due to customer sales initiatives and a modestly improved outlook for the general economy.
- Superior Propane expects that wholesale propane prices will not significantly impact demand for propane and related propane services;
- Total gross profit for Superior Propane compared to the prior year is anticipated to decrease due to reduced economic activity and resulting demand; and
- Wholesale trading gross profits will be higher than in 2008 assuming normal volatility in the wholesale cost of propane for the remainder of 2009.

In addition to Superior Propane's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of Superior Propane's significant business risk.

Specialty Chemicals

ERCO Worldwide generated EBITDA from operations in the second quarter of $20.2 million, a decrease of $5.5 million or 21% from the prior year quarter due to lower gross profits and higher operating expenditures.

Condensed operating results for the three and six months ended June 30, 2009 and 2008 are provided in the following table.

(millions of dollars except per metric tonne (MT) amounts)	**Three months ended June 30,**				**Six months ended June 30,**			
	2009		2008		**2009**		2008	
Revenue		**$ per MT**		$ per MT		**$ per MT**		$ per MT
Chemical (1) (3)	**112.0**	**722**	110.9	590	**230.6**	**744**	222.5	587
Technology	**3.5**	**23**	2.8	15	**5.2**	**18**	8.3	22
Cost of Sales								
Chemical (1) (2)	**(62.8)**	**(405)**	(59.2)	(315)	**(119.9)**	**(387)**	(119.0)	(314)
Technology	**(1.7)**	**(11)**	(1.3)	(7)	**(2.2)**	**(7)**	(4.9)	(13)
Gross Profit	**51.0**	**329**	53.2	283	**113.7**	**368**	106.9	282
Less: Cash operating and administrative costs(3)	**(30.8)**	**(199)**	(27.5)	(146)	**(61.4)**	**(198)**	(55.2)	(146)
EBITDA from operations	**20.2**	**130**	25.7	137	**52.3**	**170**	51.7	136
Chemical volumes sold (thousands of MTs)	**155**		188		**310**		379	

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities. As such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 8 and 12 to the unaudited Interim Consolidated Financial Statements). In order to better reflect the results of its operations, Superior has reclassified these amounts for purposes of this management's discussion analysis to present its results as if it had accounted for these transactions as accounting hedges. As such, included in revenue for the three and six months ended June 30, 2009 is $2.5 million and $6.8 million in realized foreign currency forward contract losses and included in chemical cost of sales for the three and six months ended June 30, 2009 is ($1.1) million and $0.1 million in realized fixed-price electricity gains (losses). Included in revenue for the three and six months ended June 30, 2008 is $2.3 million and $4.8 million in realized foreign currency forward contract gains and included in chemical cost of sales for the three and six months ended June 30, 2008 is $8.5 million and $11.8 million in realized fixed-price electricity gains.

(2) Effective January 1, 2008, Superior adopted a revised CICA Handbook section related to Inventory. This section impacts the calculation of the cost of inventory at ERCO Worldwide, due to the requirement to inventory the cost of certain fixed overhead items, principally the amortization of property, plant and equipment. Additionally, this section requires that the amortization that is inventoried be classified as a component of cost of products sold once sold. As such, for the three and six months ended June 30, 2009, for purposes of the management's discussion and analysis, Superior has excluded $9.1 million and $18.2 million in non-cash amortization from cost of sales in the calculation of ERCO Worldwide's EBITDA from operations and for the three and six months ended June 30, 2008, Superior has excluded $9.1 million and $19.7 million.

(3) For the three and six months ended June 30, 2009 for purposes of the management's discussion and analysis, Superior has reclassified $2.1 million and $1.4 million, of foreign currency translation losses related to US-denominated working capital from operating and administrative expense to revenue and for the three and six months ended June 30, 2008 has reclassified $0.6 million and ($0.6) million of foreign currency translation losses (gains) related to US-denominated working capital from operating and administrative expense to revenue. Reclassification of the translation gains or losses provides improved matching to the income statement recognition of the underlying working capital item that resulted in the translation gains or losses.

Chemical and technology revenues for the second quarter of $115.5 million were $1.8 million or 2% higher than the prior year quarter due to higher chemical revenue as improved chemical pricing more than offset reduced chemical sales volumes. Technology revenues were modestly higher than the prior year quarter due to the timing of the recognition of revenue on various projects. Second quarter gross profit was $51.0 million, comprised of $49.2 million from chemical sales and $1.8 million from technology projects. Chemical gross profit was $2.5 million lower than the prior year quarter as higher chloralkali/potassium gross profit was more than offset by reduced sodium chlorate gross profit. Chloralkali/potassium gross profit was higher than the prior year quarter as an increase in the average aggregate selling price more than offset lower sales volumes. Sales prices for potassium based products continue to be at historically high levels in response to the increase in the cost of potash, the primary input cost in the production of potassium products. The reduction in chloralkali/potassium sale volumes compared to the prior year quarter was due principally to the general economic slow down and the high selling price of potassium based products as noted above, both of which resulted in reduced customer demand. Sodium chlorate gross profits were lower than the prior year as reduced sales volumes and higher average electricity costs more than offset an increase in average selling prices. Sodium chlorate sales volumes decreased by 25,000 tonnes or 19% due principally to reduced sales volumes in North America as a result of weaker demand for pulp. Weak demand for pulp, and therefore sodium chlorate in North America was due

principally to the global economic slow down. Sodium chlorate average selling prices were 7% higher than the prior year quarter due to the appreciation of the US dollar relative to the Canadian dollar on US denominated sales. Technology gross profit was $0.3 million higher than the prior year quarter due to the time of the recognition of profits on various projects, offset by the impact of the normal course expiration of royalty revenues.

Cash operating and administrative costs of $30.8 million were $3.3 million or 12% higher than the prior year quarter, due principally to the impact of the appreciation of the US dollar on US-denominated expenses and higher provisions for potential bad debts, offset in part by reduced operating costs at ERCO's Valdosta, Georgia facility due to production curtailments.

During 2007, ERCO determined that it will convert its Port Edwards, Wisconsin chloralkali facility from mercury based technology to membrane technology. The conversion is anticipated to be completed as planned during the third quarter of 2009. The project maintains the facility's ability to produce both sodium and potassium products, provides increased production capacity of approximately 30%, provides a significant extension of the plant life and enhances the efficiency of ERCO's use of electrical energy. The cost of the conversion is estimated to be US $130 million. See "Consolidated Capital Expenditure Summary" for additional details on costs incurred related to Port Edwards.

Outlook

ERCO expects EBITDA from operations for 2009 to be between $95 million and $105 million. ERCO's previous outlook as provided in the first quarter 2009 Management's Discussion and Analysis was $100 million to $110 million. The reduction in ERCO's guidance reflects weaker pricing for caustic products, offset by improved pricing on chlorine products and modestly higher sodium chlorate volumes compared to the first half of 2009. ERCO's significant assumptions underlying its current outlook are:

- Current supply and demand fundamentals for sodium chlorate will be weaker than the prior year, resulting in reduced sales volumes for 2009;
- Chloralkali/potassium gross profits will be impacted by lower sales prices compared to historically high levels in the first half of 2009 and the second half of 2008;
- ERCO's average plant utilization is expected to be approximately 80-85%, excluding the impact of production curtailments at the Valdosta, Georgia facility and the conversion of the Port Edwards, Wisconsin facility;
- The foreign currency exchange rate between the Canadian and United States dollar is expected to be 1.11 on all unhedged foreign currency transactions;
- ERCO's conversion of its Port Edwards, Wisconsin chloralkali facility from mercury based technology to membrane technology for US $130 million is expected to be completed on-budget and on schedule in the third quarter of 2009; and
- No incremental cash flow is anticipated as a result of the Port Edward's project in 2009, except for the impact of reduced US cash income taxes compared to the prior year which does not form part of ERCO's EBITDA from operations.

In addition to ERCO's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of ERCO's significant business risk.

Construction Products Distribution

Winroc generated EBITDA from operations of $3.3 million in the second quarter, a decrease of $7.7 million or 70% from the prior year quarter, as reduced gross profit more than offset lower operating expenses.

Condensed operating results for the three and six months ended June 30, 2009 and 2008 are provided in the following table.

	Three months ended June 30,		Six months ended June 30,	
(millions of dollars)	**2009**	2008	**2009**	2008
Distribution and direct sales revenue	**98.2**	141.5	**192.3**	256.9
Distribution and direct sales cost of sales	**(73.9)**	(105.4)	**(143.6)**	(192.2)
Distribution and direct sales gross profit	**24.3**	36.1	**48.7**	64.7
Less: Cash operating and administrative costs	**(21.0)**	(25.1)	**(43.9)**	(48.9)
EBITDA from operations	**3.3**	11.0	**4.8**	15.8

Distribution and direct sales revenues of $98.2 million for the second quarter of 2009 were $43.3 million or 31% lower than the prior year quarter due to reduced sales volumes and lower selling prices. Distribution and direct sales gross profit of $24.3 million in the second quarter was $11.8 million or 33% lower than the prior year quarter, as the impact of reduced sales volumes, offset in part by sales volumes due to the acquisition of Fackoury's Building Supplies Ltd. (Fackoury's) on May 9, 2008, combined with lower average sales margins. Distribution drywall sales volumes, an indicator of overall distribution sales volumes, decreased 29% compared to the prior year quarter. The decrease in distribution sales volumes was largely due to the ongoing slowdown in new home residential housing starts which negatively impacted volumes in all of Winroc's operating regions, particularly in Western Canada and the U.S. Sales volumes were also negatively impacted by the general economic slowdown throughout North America. Percentage sales margins were lower than the prior year quarter, as competitive pressures on sales prices more than offset the impact of margin management initiatives. Cash operating and administrative costs of $21.0 million were $4.1 million or 16% lower than the prior year quarter as reduced warehouse wages and fleet costs due to cost management initiatives and reduced sales volumes were partially offset by increased costs due to the acquisition of Fackoury's and the impact of the appreciation of the US dollar on US-denominated expenses.

Outlook

Winroc expects EBITDA from operations for 2009 to be between $20 million and $25 million. Winroc's previous outlook as provided in the 2009 first quarter Management's Discussion and Analysis was $20 million to $27 million. The reduction in the top end of Winroc's 2009 outlook reflects the ongoing impact of reduced sales volumes due to the current economic environment within North America, which is anticipated to continue to negatively impact Winroc's operations. Winroc's significant assumptions underlying its current outlook are:

- Sales volumes compared to the prior year are expected to continue to be negatively impacted by the ongoing decline in new home residential and commercial activity in both Canada and the United States.
- Residential sales volumes in the second half of 2009 are anticipated to modestly improve compared to the first half of 2009, while commercial volumes will continue to be weaker than the prior year.
- Current economic conditions in Canada and the United States will improve in the last half of 2009 with continued improvement throughout 2010.

In addition to Winroc's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of Winroc's significant business risks.

Fixed-Price Energy Services

SEM's condensed operating results for the three and six months ended June 30, 2009 and 2008 are provided below.

(millions of dollars)	Three months ended June 30, 2009	2008	Six months ended June 30, 2009	2008
Revenue	**77.4**	85.6	**153.8**	167.5
Cost of sales [(1)(2)]	**(69.1)**	(77.0)	**(138.5)**	(152.1)
Gross profit	**8.3**	8.6	**15.3**	15.4
Less: Operating, administrative and selling costs[(2)]	**(5.5)**	(5.5)	**(11.0)**	(10.3)
EBITDA from operations	**2.8**	3.1	**4.3**	5.1

(1) Effective January 1, 2007, Superior discontinued hedge accounting for all economic hedging activities. As such, amounts related to these contracts must be accounted for separately on Superior's financial statements (see Notes 8 and 12 to the unaudited Interim Consolidated Financial Statements.) In order to better reflect the results of its operations, Superior has reclassified these amounts for purposes of this management's discussion and analysis to present its results as if it had accounted for these transactions as accounting hedges. As such, included in cost of sales for the three and six months ended June 30, 2009, is ($0.6) million and $0.3 million in realized foreign currency forward contract gains (losses) and $29.5 million and $47.4 million related to natural gas commodity realized fixed price losses. Included in cost of sales for the three and six months ended June 30, 2008, is $6.3 million and $12.6 million in realized foreign currency forward contract losses and $19.7 million and $21.4 million in related to natural gas commodity realized fixed price gains.

(2) For the three and six months ended June 30, 2009 for purposes of the management's discussion and analysis, Superior has reclassified $0.9 million and $0.7 million, of foreign currency translation gains related to US-denominated working capital from operating and administrative expense to cost of sales, and for the three and six months ended June 30, 2008 has reclassified $0.2 million and $0.8 million of foreign currency translation losses related to US-denominated working capital from operating and administrative expense to cost of sales. Reclassification of the translation gains or losses provides improved matching to the income statement recognition of the underlying working capital item that resulted in the translation gains or losses.

Gross Profit by Segment

(millions of dollars except volume and per unit amounts)	Three months ended June 30, 2009 Gross Profit	Volume	Per Unit	Three months ended June 30, 2008 Gross Profit	Volume	Per Unit
Natural Gas [(1)]	**8.00**	**8.3 GJ**	**96.4 ¢/GJ**	8.35	8.0 GJ	104.4 ¢/GJ
Electricity [(2)]	**0.30**	**38.1 KWh**	**0.79 ¢/KWh**	0.25	13.9KWh	1.79 ¢/KWh
Total	**8.30**			8.60		

(millions of dollars except volume and per unit amounts)	Six months ended June 30, 2009 Gross Profit	Volume	Per Unit	Six months ended June 30, 2008 Gross Profit	Volume	Per Unit
Natural Gas [(1)]	**14.78**	**16.4 GJ**	**90.1 ¢/GJ**	14.99	16.7 GJ	89.8 ¢/GJ
Electricity [(2)]	**0.52**	**69.0 KWh**	**0.75 ¢/KWh**	0.41	24.3KWh	1.70¢/KWh
Total	**15.30**			15.40		

(1) Natural gas volumes and per unit amounts are expressed in millions of gigajoules (GJ).
(2) Electricity volumes and per unit amounts are expressed in millions of kilowatt hours (KWh).

SEM generated EBITDA from operations of $2.8 million in the second quarter, a decrease of $0.3 million compared to the prior year quarter. SEM's revenues were $77.4 million in the second quarter, compared to $85.6 million in the prior year quarter. Revenues were impacted by a reduction in the average selling price of natural gas, offset in part, by an increase in electricity revenues due to higher sales volumes. Gross profit from natural gas was $8.0 million in the second quarter, a decrease of $0.3 million or 4% compared to the prior year quarter, as gross profit per gigajoule (GJ) of 96.4 cents was 8% lower than over the prior year quarter, more than offsetting a 4% increase in natural gas volume sold. Gross profit per GJ was impacted by the revaluation of US-denominated working capital which resulted in a net increase of gross profit of $0.9 million compared to the prior year quarter, offset in part by reduced gross profit due to a lower proportion of higher margin natural gas residential volumes. Natural gas sales volumes were modestly higher than the prior year quarter as an increase in commercial volumes more than offset the impact of reduced residential customer volumes. The mix between commercial and residential volumes was impacted by reduced residential customer sign-up and SEM's determination during the first quarter of 2009 that it would refocus its efforts away from direct residential natural gas and electricity marketing in Ontario to commercial natural gas and electricity marketing. SEM made this determination based on the challenges in the Ontario residential market in the acquisition of new customers and the retention of existing customers. Electricity gross profit in the second quarter of 2009 was $0.3 million, modestly higher

than the prior year quarter due to the aggregation of additional commercial customers over the past twelve months. Similar to natural gas, electricity gross profit, electricity unit margins and electricity volumes were impacted by the increased focus on commercial customers. Operating, administration and selling costs of $5.5 million were consistent with the prior year quarter, as reduced selling costs due to exiting the Ontario residential market were offset by higher professional costs associated with the restructuring.

SEM invested $1.2 million in customer acquisition costs during the quarter, resulting in a customer base of 89,900 residential natural gas customers, 6,400 commercial natural gas customers and 4,700 electricity customers. As at June 30, 2009, the average remaining term of SEM's contracts was 23 months (June 30, 2008 – 30 months), reflecting the slowdown in the sign-up of new customers, and the retention of existing customers. Residential and small commercial customer volumes comprised approximately 28% of sales volumes in the second quarter (2008 second quarter – 29%).

Outlook

SEM expects EBITDA from operations for 2009 to be between $9 million and $12 million, consistent with SEM's previous outlook as provided in the first quarter 2009 Management's Discussion and Analysis. SEM's significant assumptions underlying its current outlook are:

- SEM is able to access sales channel distributors on acceptable contract terms;
- Natural gas markets in Ontario, Quebec and British Columbia will provide growth opportunities for SEM; and
- The commercial electricity market in Ontario is expected to provide additional growth opportunities for SEM.

In addition to SEM's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of SEM's significant business risks.

Consolidated Capital Expenditure Summary

	Three months ended June 30,		Six months ended June 30,	
(millions of dollars)	**2009**	2008	**2009**	2008
Efficiency, process improvement and growth related	**5.1**	7.1	**12.9**	10.9
Other capital	**1.8**	2.8	**3.3**	4.4
Port Edwards expansion project	**29.6**	3.3	**56.2**	8.5
	36.5	13.2	**72.4**	23.8
Earn-out payment on prior acquisition	**–**	–	**0.6**	–
Acquisitions	**–**	24.6	**–**	24.6
Proceeds on disposition of capital	**(1.1)**	(1.3)	**(2.9)**	(1.5)
Total net capital expenditures	**35.4**	36.5	**70.1**	46.9

Efficiency, process improvement and growth related expenditures were $5.1 million in the second quarter compared to $7.1 million in the prior year quarter. Efficiency, process improvement and growth related expenditures were incurred in relation to ERCO's electrical cell replacement program, other efficiency projects and Superior Propane's business transformation project. Other capital expenditures were $1.8 million in the second quarter compared to $2.8 million in the prior year quarter, consisting primarily of required maintenance and general capital at Superior Propane and ERCO. Proceeds on the disposal of capital were $1.1 million in the second quarter and consisted of Superior Propane's disposition of an excess property and surplus tanks and cylinders. ERCO incurred $29.6 million (US$25.6 million) in the second quarter of 2009 related to its Port Edward's expansion project, and has incurred US$91.6 million cumulatively on the project which is anticipated to cost US$130.0 million in aggregate.

Corporate and Interest Costs

Corporate costs for the second quarter were $3.2 million, compared to $2.0 million in the prior year quarter. Corporate costs were impacted by the timing of the recognition of long-term incentive plan costs due to quarter-over-quarter fluctuations in the market value of Superior's share price and higher professional and consulting costs, offset by reduced short-term incentive plan costs.

Interest expense on revolving term bank credits and term loans was $4.0 million (net of $1.4 million of realized gains on interest rate swaps) for the second quarter, a decrease of $0.7 million from the prior year quarter. The decrease in

interest expense was due to lower average interest rates on floating rate debt, offset by the impact of higher average debt levels and the appreciation of the US dollar on US-denominated interest costs. See "Liquidity and Capital Resources" discussion for further details on the change in average debt levels.

Interest on Superior's unsecured subordinated convertible debentures (the debentures) was $3.7 million for the second quarter of 2009, consistent with the prior year quarter interest of $3.7 million.

Taxation
On December 31, 2008, Superior converted from a publicly traded income trust to a publicly traded corporation by way of a plan of arrangement with Ballard Power for cash consideration of $46.3 million. The transaction resulted in Superior increasing its tax basis by approximately $1,002.3 million. Additional consideration may be payable to/receivable from Ballard in future periods based on the finalization of tax basis available to Superior. Superior's calculation of current and future income taxes for the period ended June 30, 2009 is based on the conversion to a corporate structure effective December 31, 2008, whereas Superior's calculation of current and future income taxes for the period ended June 30, 2008 is based on Superior being a publicly traded income trust. Consistent with prior periods, Superior recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean income tax.

Total income tax expense for the second quarter was $3.5 million, and consists of $1.2 million in cash income taxes and $2.3 million in future income taxes, compared to a total income tax expense of $11.0 million in the prior year quarter, which consisted of $4.2 million in cash income taxes and a $6.8 million future income tax expense.

Cash income and withholding taxes for the second quarter were $1.2 million and consisted of cash taxes in the US of $0.9 million and Canadian capital and withholding taxes of $0.3 million (2008 Q2 - $2.8 million of US cash taxes and $1.4 million of withholding taxes). The decrease in US cash income taxes was due to reduced US-denominated taxable earnings as a result of weaker operating results at ERCO and Winroc's US operations. The decrease in withholding taxes is due to the establishment of certain intercompany financing structures in the prior year quarter. Future income tax expense for the second quarter of 2009 was $2.3 million (2008 Q2 - $6.8 million future income tax expense), resulting in a corresponding net future income tax asset of $253.7 million as at June 30, 2009 and a net deferred credit of $281.2 million. Future income taxes were impacted by Superior's conversion to a corporation on December 31, 2008 and the impact of unrealized gains and losses on financial instruments.

Consolidated Outlook
Superior expects adjusted cash flow from operations for 2009 to be between $1.95 and $2.10 per share and for 2010 to be between $2.05 and $2.25 per share. Superior's previous outlook for 2009 was $2.00 and $2.15 per share and for 2010 to be between $2.20 and $2.40 per share, as provided in the first quarter 2009 Management's Discussion and Analysis. Superior has reduced its 2009 outlook to reflect a reduction in divisional operating guidance at ERCO and Winroc. Superior has reduced its 2010 outlook to reflect Superior's view that general economic growth in 2010 will be slower than previously forecast. Superior's consolidated adjusted operating cash flow outlook is predominantly dependent on the operating results of its four divisions. See the discussion of operating results by division for additional details on Superior's 2009 guidance. In addition to the operating results of Superior's four divisions, significant assumptions underlying Superior's current 2009 and 2010 outlook are:

- Current economic conditions in Canada and the United States will improve in the second half of 2009 with continued modest improvement throughout 2010;
- Superior continues to attract capital and obtain financing on acceptable terms;
- The foreign currency exchange rate between the Canadian and US dollar averages 1.11 in 2009 and 1.11 in 2010 on all unhedged foreign currency transactions;
- Superior's average interest rate on floating rate debt remains stable to marginally lower throughout 2009, increasing modestly in 2010;
- Financial and physical counterparties continue to fulfill their obligations to Superior;
- Regulatory authorities do not impose any new regulations impacting Superior;
- EBITDA from operations of the divisions in 2010 is consistent, to modestly improved, compared to 2009;

- Incremental EBITDA is generated in 2010 from the Port Edward's expansion project, which is due to be completed in the third quarter of 2009; and
- US cash income taxes for 2009 and 2010 will be reduced due to the completion of the Port Edward's expansion project in the third quarter of 2009.

In addition to Superior's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of Superior's significant business risks.

Liquidity and Capital Resources

Superior's revolving term bank credit and term loans before deferred financing fees, including $85.9 million related to Superior's accounts receivable securitization program totaled $530.3 million as at June 30, 2009, a decrease of $47.4 million from December 31, 2008. The decrease in revolving term bank credits and terms loans is predominately due to the repayment of debt with cash flow in excess of dividends for the six months ended June 30, 2009 and the non-cash impact of the appreciation of the US dollar on US-denominated debt (approximately $15.0 million), offset by the impact of capital expenditures. On May 21, 2009, Superior extended $570.0 million of its revolving term credit facility; the facility matures on June 28, 2011. See "Summary of Cash Flows" for a complete summary of Superior's sources and uses of cash.

As at June 30, 2009, debentures before deferred issue costs issued by Superior totaled $248.0 million, which is $0.4 million higher than the balance at December 31, 2008. The change in the stated cost of the debentures is due to the accretion of the original discount to interest expense during the six months ended June 30, 2009.

As at June 30, 2009, approximately $293.5 million was available under Superior's credit facilities and accounts receivable securitization program, which Superior considers sufficient to meet its net working capital funding requirements and expected capital expenditures.

Consolidated net working capital was $72.0 million as at June 30, 2009, a decrease of $74.7 million from $146.7 million as at December 31, 2008. The reduction in net working capital is due to lower working capital levels at Superior Propane due to the seasonal reduction in working capital levels combined with a reduction in the retail cost of propane. Lower working capital levels at Winroc were due to reduced sales activity and inventory management initiatives, while working capital at ERCO was impacted by the accounts receivable securitization program. Corporate related working capital was impacted by the requirement to fund the December 31, 2008 distribution to Superior's trust agent in advance of the payment on January 15, 2008. Net working capital at Propane and ERCO was impacted in part by a $14.9 million decrease in Superior's accounts receivable securitization program. Superior's net working capital requirements are financed from revolving term bank credit facilities and by proceeds raised from a trade accounts receivable sales program.

As at June 30, 2009, Superior's senior debt and total debt to compliance EBITDA are 2.2 and 3.3 times, respectively, (December 31, 2008, 2.3 and 3.4 times), after taking into account the impact of the off-balance sheet receivable sales program amounts and the impact of cash on hand. These ratios are within the requirements contained in Superior's debt covenants which restrict its ability to pay dividends. In accordance with Superior's credit facilities, Superior must maintain a consolidated debt to compliance EBITDA ratio of not more than 5.0 to 1.0, a consolidated senior debt to compliance EBITDA ratio of not more than 3.0 to 1.0 and distributions (including payments to debenture holders) cannot exceed compliance EBITDA, less cash income taxes and certain capital expenditures, plus $25.0 million on a trailing twelve month rolling basis. At June 30, 2008, the senior debt ratio when calculated in accordance with Superior's senior banking agreements was 2.3 times to 1.0 (December 31, 2008 – 2.4 to 1.0) and the total debt ratio when calculated in accordance with Superior's senior bank agreements was 2.3 times to 1.0 (December 31, 2008 – 2.4 times to 1.0). Total debt to compliance EBITDA for purposes of senior credit agreements does not include the debentures.

Superior has entered into an agreement to sell, with limited recourse, certain accounts receivables on a 30-day revolving basis to an entity sponsored by a Canadian chartered bank to finance a portion of its working capital requirements, which represents an off-balance sheet obligation. The receivables are sold at a discount to face value based on prevailing money market rates. As at June 30, 2009, proceeds of $85.9 million (December 31, 2008 – $100.0 million) had been raised from this program and were used to repay revolving term bank credits. (See Note 4 to the unaudited Interim Consolidated Financial Statements). Superior is able to adjust the size of the sales program on a seasonal basis in order to match the fluctuations of its accounts receivable funding requirements. The program requires Superior to maintain a minimum secured credit rating of BB and meet certain collection performance standards. Superior is currently fully compliant with program requirements. Effective April 30, 2009, Superior extended the maturity of its accounts receivable securitization program until June 29, 2010.

On June 10, 2009, DBRS confirmed Superior's senior secured notes rating at BBB(low) with a stable outlook. On June 12, 2009, Standard and Poor's confirmed Superior's BBB- secured long-term debt credit rating, but altered their outlook from stable to negative. Additionally, on June 12, 2009, Standard and Poor's confirmed Superior's BB+ unsecured credit rating.

At June 30, 2009, Superior had an estimated defined benefit pension solvency deficiency of approximately $24 million. Funding requirements required by applicable pension legislation are based upon solvency actuarial assumptions. These assumptions differ from the going concern actuarial assumptions used in Superior's financial statements. Superior has sufficient liquidity through existing revolving term bank credits and anticipated future operating cash flow to fund this deficiency over the prescribed funding period.

In the normal course of business, Superior is subject to lawsuits and claims. Superior believes the resolution of these matters will not have a material adverse effect, individually or in the aggregate, on Superior's liquidity, consolidated financial position or results of operations. Superior records costs as they are incurred or when they become determinable.

Shareholders' Capital

The weighted average number of shares outstanding during the second quarter was 88.4 million shares, consistent with the prior year quarter.

As at August 6, 2009, June 30, 2009, and December 31, 2008, the following shares and securities convertible into shares were outstanding:

	August 6, 2009		**June 30, 2009**		December 31, 2008	
(millions)	**Convertible Securities**	**Shares**	**Convertible Securities**	**Shares**	Convertible Securities	Shares
Shares outstanding		**88.4**		**88.4**		88.4
Series 1, 5.75% Debentures (convertible at $36.00 per share)	**$174.9**	**4.9**	**$174.9**	**4.9**	$174.9	4.9
Series 1, 5.85% Debentures (convertible at $31.25 per share)	**$75.0**	**2.4**	**$75.0**	**2.4**	$75.0	2.4
Shares outstanding, and issuable upon conversion of debenture and warrant securities		**95.7**		**95.7**		95.7

Dividends Paid to Shareholders

Superior's dividends to its shareholders are dependent on its cash flow from operating activities with consideration for changes in working capital requirements, investing activities and financing activities of Superior. See "Summary of Adjusted Operating Cash Flow" on page 9 and "Summary of Cash Flows" on page 21 for additional details on the sources and uses of Superior's cash flow.

Dividends paid to shareholders for the quarter ended June 30, 2009 totaled $35.8 million or $0.405 per share, consistent with the second quarter of 2008. Superior's current monthly dividend is $0.135 per share ($1.62 on an annualized basis). Dividends to shareholders are declared at the discretion of Superior.

Superior's primary sources and uses of cash have been detailed in the table below:

Summary of Cash Flows (1)

	Three months ended June 30,		Six months ended June 30,	
(millions of dollars)	**2009**	2008	**2009**	2008
Cash flows from operating activities	**75.0**	82.2	**158.4**	145.4
Investing activities:				
Purchase of property, plant and equipment (2)	**(36.5)**	(13.2)	**(72.4)**	(23.8)
Proceeds on disposal of property, plant and equipment	**1.1**	1.3	**2.9**	1.5
Earn-out payment on prior acquisition	**–**	–	**(0.6)**	–
Acquisitions	**–**	(24.6)	**–**	(24.6)
Cash flows from investing activities	**(35.4)**	(36.5)	**(70.1)**	(46.9)
Financing activities:				
Dividends to shareholders	**(35.8)**	(35.8)	**(71.6)**	(70.6)
Revolving term bank credits and term loans	**36.1**	(9.2)	**(23.0)**	64.8
Net proceeds of accounts receivable securitization program	**(39.1)**	–	**(14.1)**	(100.0)
Realized gain on financial instruments	**6.3**	–	**6.3**	–
Other	**(3.5)**	–	**12.0**	–
Proceeds from distribution reinvestment plan	**–**	–	**–**	8.9
Cash flows from financing activities	**(36.0)**	(45.0)	**(90.4)**	(96.9)
Net increase (decrease) in cash	**3.6**	0.7	**(2.1)**	1.6
Cash beginning of period	**10.4**	15.0	**16.1**	14.1
Cash end of period	**14.0**	15.7	**14.0**	15.7

(1) See the unaudited Interim Consolidated Statements of Cash Flows for additional details.
(2) See "Consolidated Capital Expenditure Summary" for additional details.

Financial Instruments – Risk Management

Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior assesses the inherent risks of these instruments by grouping derivative and non-financial derivatives related to the exposures these instruments mitigate. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges, as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

Effective 2008, SEM enters into natural gas financial swaps primarily with Constellation Energy Commodities Group Inc. for distributor billed natural gas business in Canada to manage its economic exposure of providing fixed-price natural gas to its customers. Additionally, SEM continues to maintain its historical natural gas swap positions with seven additional counterparties. SEM monitors its fixed-price natural gas positions on a daily basis to evaluate compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

SEM enters into electricity financial swaps with three counterparties to manage the economic exposure of providing fixed-price electricity to its customers. SEM monitors its fixed-price electricity positions on a daily basis to evaluate compliance with established risk management policies. SEM maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

ERCO has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in markets where the price of electricity is not fixed. Substantially all of the fair value with respect to these agreements is with a single counterparty.
Superior Propane enters into various propane forward purchase and sale agreements with more than twenty counterparties to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Superior Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts with ten counterparties to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas, and propane purchases and sales in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

As at June 30, 2009, SEM and Superior Propane had hedged approximately 100% of their US dollar natural gas and propane purchase (sales) obligations and ERCO Worldwide had hedged 89%[(2)] and 75%[(2)] of its estimated US dollar exposure for the remainder of 2009 and 2010. The estimated sensitivity on adjusted operating cash flow for Superior, including divisional US exposures and the impact on US-denominated debt with respect to a $0.01 change in the Canadian to United States exchange rate for 2009 is $0.1 million, after giving effect to United States forward contracts for 2009, as shown in the table below. Superior's sensitivities and guidance are based on an anticipated Canadian to USD foreign currency exchange rate for 2009 of 1.11.

(US$ millions)	2009	2010	2011	2012	2013	2014 and Thereafter	Total
SEM – US$ forward purchases [(1)]	(49.4)	(61.9)	(5.4)	–	–	–	(116.7)
Superior Propane – US$ forward sales	6.6	3.1	–	–	–	–	9.7
ERCO – US$ forward sales [(2)]	64.7	111.4	64.5	32.5	9.0	–	282.1
SPLP – US$ forward purchases	(5.3)	–	–	–	–	–	(5.3)
Net US $ forward purchases	16.6	52.6	59.1	32.5	9.0	–	169.8
SEM – Average US$ forward purchase rate [(1)]	1.21	1.16	1.11	–	–	–	1.18
Superior Propane – Average US$ forward rate	1.22	1.21	–	–	–	–	1.22
ERCO – Average US$ forward sales rate [(2)]	1.08	1.08	1.20	1.13	1.11	–	1.12
SPLP – Average US$ forward sales purchase rate	1.09	–	–	–	–	–	1.09
Net average external US$/Cdn$ exchange rate	1.14	1.11	1.19	1.13	1.11	–	1.14
ERCO – EURO forward sales	2.8	5.1	0.3	–	–	–	8.2
ERCO – Average EURO forward sales rate	1.58	1.58	1.58	–	–	–	1.58

(1) SEM is now sourcing its fixed-price natural gas requirements in Canadian dollars; as such, SEM will no longer be required to use United States dollar forward contracts to fix its Canadian dollar exposure.

(2) Does not include the impact of the US$ conversion of ERCO's Port Edwards, Wisconsin chloralkali facility which is anticipated to cost US$130.0 million in aggregate, of which $29.6 million (US$25.6 million) was incurred in the second quarter of 2009, (US$91.6 million cumulatively) with the remaining costs expected throughout 2009.

Superior has interest rate swaps with a single counterparty to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. Superior reviews its mix of short-term and longer-term debt instruments on an on-going basis to ensure it is able to meet its liquidity requirements.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and throughout the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring

the overall credit worthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated, for a nominal fee, to provide SEM with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. SEM actively monitors the credit worthiness of its industrial customers.

For additional details on Superior's financial instruments, including the amount and classification of gains and losses recorded in Superior's second quarter Consolidated Financial Statements, summary of fair values, notional balances, effective rates and terms, and significant assumptions used in the calculation of the fair value of Superior's financial instruments, see Note 8 to the Interim Consolidated Financial Statements.

Subsequent Event

On August 6, 2009, Superior entered into a definitive agreement to acquire the shares of Specialty Products & Insulation Co. (SPI), a privately held US national distributor of insulation and architectural products in the commercial and industrial markets for consideration of approximately US$135 million (not including acquisition costs and normal course closing adjustments). The acquisition is anticipated to close in the third quarter of 2009.

Changes in Internal Control over Financial Reporting

During the first quarter of 2009, Superior made changes in the processes and procedures at SEM in response to the two material weaknesses referenced in the 2008 annual certification. During the first and second quarters, management has overseen changes to ensure the specific internal controls are effective. Management has confirmed through ongoing monitoring and independent review that the key reconciliation at SEM and controls over the mark-to-market calculation at SEM operated effectively throughout the first and second quarters. Management will continue to monitor and test these controls throughout 2009.

Critical Accounting Policies and Estimates

Superior's unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in the Consolidated Financial Statements, see Note 2 on pages 61 to 66 of the 2008 annual report. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting estimates relate to the allowance for doubtful accounts, employee future benefits, future income tax assets and liabilities, the valuation of derivatives and non-financial derivatives and asset impairments and the assessment of potential asset retirement obligations.

Changes in Accounting Policies

Financial Assets and Financial Liabilities

On January 1, 2009, Superior adopted the requirements of guidance provided by the CICA related to the application of credit risk and the determination of the fair value of financial assets and liabilities. Superior adopted the guidance retrospectively, but did not restate prior periods. Accordingly, Superior decreased the carrying value of its net financial instrument assets and liabilities as at January 1, 2009, by $0.4 million, with a corresponding increase of $0.1 million to Superior's future income tax asset and an increase of $0.3 million to Superior's opening accumulated deficit; comparative earnings and financial assets and liabilities for prior periods have not been restated. See the unaudited Interim Consolidated Financial Statements for additional details.

Goodwill and Intangible Assets

On January 1, 2009, Superior adopted CICA Handbook Section 3064 Goodwill and Intangible Assets. This standard provides more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The Section harmonizes Canadian GAAP with International Financial Reporting Standards (IFRS). Adoption of this standard did not have an impact on Superior.

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada (AcSB) has announced plans that will require the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) for publicly accountable enterprises, including Superior

Plus Corp. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011.

During 2008, Superior formed an IFRS project team to develop an IFRS transition plan. Superior's approach is to assess and coordinate ongoing training requirements in conjunction with the development of a comprehensive diagnostic/planning document throughout the first and second quarters of 2009. Superior's diagnostic plan will include the assessment of differences between Canadian GAAP and IFRS, options available under IFRS, potential system requirements as a result of the adoption of IFRS, and the impact on internal controls and other business activities. Upon completion of a comprehensive diagnostic, Superior will focus its efforts on the development and execution of a detailed IFRS transition plan.

At this time, Superior is unable to reasonably estimate the impact that the adoption of IFRS may have on its future operating results or financial position. Superior's preliminary assessment of areas that may have a significant impact upon adoption of IFRS consist of, but may not be limited to:

- Property, plant and equipment may be impacted by the requirement to record and amortize on the basis of material components;
- Employee future benefit obligations will be impacted as IFRS does not allow the deferral of certain actuarial gains and losses which are currently deferred under Canadian GAAP;
- Asset impairments recorded in prior years, under certain circumstances, are eligible to be reversed under IFRS;
- The classification of a lease arrangement as either an operating lease or a finance/capital lease may differ under IFRS;
- The assessment and accounting treatment of off-balance sheet arrangements such as Superior's accounts receivable securitization program may differ under IFRS ;
- The classification of financial statement items may differ under IFRS; and
- Financial statement disclosures under IFRS tend to be more comprehensive than those under Canadian GAAP.

Superior will continue to assess the impact of IFRS throughout 2009, including the impact on its consolidated financial statements, financial reporting systems and internal control systems.

Financial Instruments – Disclosure
The CICA has amended Handbook Section 3862 *Financial Instruments – Disclosure.* These amendments require enhanced disclosure on the fair value of certain financial instruments. The amendments are effective for annual financial statements on or after September 30, 2009. Superior does not anticipate that these amendments will have a significant impact on its consolidated financial statements.

Quarterly Financial and Operating Information

	2009 Quarters		2008 Quarters				2007 Quarters		
(millions of dollars except per share amounts)	Second	First	Fourth	Third	Second	First	Fourth	Third	Second
Propane sales volumes (millions of litres)	249	431	390	244	274	469	416	256	280
Chemical sales volumes (thousands of metric tonnes)	155	155	160	188	188	191	194	187	193
Natural gas sales volumes (millions of GJs)	8	8	8	8	8	9	9	9	9
Electricity sales volumes (millions of KWh)	38	31	28	18	14	10	2	–	–
Gross profit	134.9	188.3	193.1	152.8	153.3	169.9	185.8	145.9	144.4
Net earnings (loss)	23.4	(5.5)	(19.9)	(203.9)	164.3	127.2	64.5	(26.9)	(25.5)
Per share, basic	$0.26	$(0.06)	$(0.23)	$(2.31)	$1.86	$1.44	$0.74	$(0.31)	$(0.30)
Per share, diluted	$0.26	$(0.06)	$(0.23)	$(2.31)	$1.86	$1.44	$0.74	$(0.31)	$(0.30)
Adjusted operating cash flow	18.9	61.3	65.0	33.5	38.1	55.7	64.9	30.3	21.7
Per share, basic	$0.21	$0.69	$0.74	$0.38	$0.43	$0.63	$0.74	$0.35	$0.25
Per share, diluted	$0.21	$0.69	$0.74	$0.38	$0.43	$0.63	$0.74	$0.35	$0.25
Net working capital (1)	72.0	83.7	152.2	227.4	217.6	256.3	157.0	62.3	105.2

(1) Net working capital reflects amounts as at the quarter end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities, current portion of term loans and dividends and interest payable to shareholders and debentureholders.

Reconciliation of Net Earnings (Loss) to EBITDA from Operations (1) (2) (3)

For the three months ended June 30, 2009	**Superior Propane**	**ERCO**	**Winroc**	**SEM**
Net earnings (loss)	6.3	8.0	2.2	17.6
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	3.2	1.4	1.1	–
Amortization included in cost of sales	–	9.1	–	–
Superior Propane non-cash pension expense	0.3	–	–	–
Unrealized (gains) losses on financial instruments	(7.8)	1.7	–	(14.8)
Reversal of unrealized losses financial instruments previously treated as realized	2.7	–	–	–
EBITDA from operations	4.7	20.2	3.3	2.8

For the three months ended June 30, 2008	**Superior Propane**	**ERCO**	**Winroc**	**SEM**
Net earnings (loss)	8.8	25.1	10.0	145.1
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	3.9	1.8	1.0	0.1
Amortization included in cost of sales	–	9.1	–	–
Superior Propane non-cash pension expense	0.6	–	–	–
Unrealized (gains) losses on financial instruments	(0.4)	(10.3)	–	(142.1)
EBITDA from operations	12.9	25.7	11.0	3.1

For the six months ended June 30, 2009	**Superior Propane**	**ERCO**	**Winroc**	**SEM**
Net earnings (loss)	43.4	14.8	2.6	(35.9)
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	9.4	2.5	2.2	0.2
Amortization included in cost of sales	–	18.2	–	–
Superior Propane non-cash pension expense	0.7	–	–	–
Unrealized (gains) losses on financial instruments	(3.9)	16.8	–	40.0
EBITDA from operations	49.6	52.3	4.8	4.3

For the six months ended June 30, 2008	**Superior Propane**	**ERCO**	**Winroc**	**SEM**
Net earnings (loss)	39.3	55.9	13.8	232.2
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	7.7	2.8	2.0	0.1
Amortization included in cost of sales	–	19.7	–	–
Superior Propane non-cash pension expense	1.2	–	–	–
Unrealized (gains) losses on financial instruments	2.6	(26.7)	–	(227.2)
EBITDA from operations	50.8	51.7	15.8	5.1

(1) See the unaudited Interim Consolidated Financial Statements for net earnings (loss), amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs, tax expense (recovery), management internalization costs, non-cash pension expense and unrealized (gains) losses on financial instruments.

(2) See "Non-GAAP Financial Measures" for additional details.

(3) For the three months ended June 30, 2009, Superior has reversed the impact of $2.7 million of unrealized losses on financial instruments which were treated as a component of EBITDA from operations for the three months ended March 31, 2009, related to Superior Propane's wholesale trading business. There is no impact on Superior Propane's EBITDA from operations for the six months ended June 30, 2009.

Risk Factors to Superior

The risks factors and uncertainties detailed below are a summary of Superior's assessment of its material risk factors as identified in Superior's 2008 Annual Information Form under the heading "Risk Factors". For a detailed discussion of these risks, see Superior's 2008 Annual Information Form filed on the Canadian Securities Administrator's website, www.sedar.com and Superior's website, www.superiorplus.com.

Risks to Superior

Superior is entirely dependent upon the operations and assets of Superior LP. Superior's ability to make dividend payments to shareholders is dependent upon the ability of Superior LP to make distributions on its outstanding limited partnership units as well as the operations and business of Superior LP.

Although Superior intends to distribute the income allocated from Superior LP, less the amount of its expenses, indebtedness and other obligations and less amounts, if any, Superior pays in connection with the redemption of common shares, there is no assurance regarding the amounts of cash to be distributed by Superior LP or generated by Superior LP and therefore funds available for dividends to shareholders. The actual amount distributed in respect of the limited partnership units will depend on a variety of factors including, without limitation, the performance of Superior LP's operating businesses, the effect of acquisitions or dispositions on Superior LP, and other factors that may be beyond the control of Superior LP or Superior. In the event significant sustaining capital expenditures are required by Superior LP or the profitability of Superior LP declines, there would be a decrease in the amount of cash available for dividends to shareholders and such a decrease could be material.

Superior's dividend policy and the distribution policy of Superior LP are subject to change at the discretion of the board of directors of Superior or the board of directors of Superior General Partner Inc., the General Partner of Superior LP, as applicable. Superior's dividend policy and the distribution policy of Superior LP are also limited by contractual agreements including agreements with lenders to Superior and its affiliates and by restrictions under corporate law.

The credit facilities of Superior LP contain covenants that require Superior LP to meet certain financial tests and that restrict, among other things, the ability of Superior LP to incur additional debt, dispose of assets or pay dividends/distributions in certain circumstances. These restrictions may preclude Superior LP from returning capital or making distributions on the limited partnership units.

The payout by Superior LP of substantially all of its available cash flow means that capital expenditures to fund growth opportunities can only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of the business of Superior LP and, over time, have a material adverse effect on the amount of cash available for dividends to Shareholders.

To the extent that external sources of capital, including public and private markets, become limited or unavailable, Superior's and Superior LP's ability to make the necessary capital investments to maintain or expand the current business and to make necessary principal payments, uncertainties and assumptions under its term credit facilities may be impaired.

Superior maintains a substantial floating interest rate exposure through a combination of floating interest rate borrowings and the use of derivative instruments. Demand levels for approximately half of Superior Propane's sales and substantially all of ERCO and Winroc's sales are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, there is a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates.

A portion of Superior's net cash flows are denominated in US dollars. Accordingly, fluctuations in the Canadian/US dollar exchange rate can impact profitability.

The timing and amount of capital expenditures incurred by Superior LP or by its subsidiaries will directly affect the amount of cash available to Superior for dividends to shareholders. Dividends may be reduced, or even eliminated, at times when significant capital expenditures are incurred or other unusual expenditures are made.

If the board of directors of Superior decides to issue additional common shares, preferred shares or securities convertible into common shares, existing shareholders may suffer significant dilution.

Superior is or may be exposed to third-party credit risk relating to any obligations of Ballard that are not transferred, or if transferred, from which obligations Superior has not been released. Superior has, through the contractual provisions in the agreement entered into with Ballard in connection with Superior's corporate conversion (the Arrangement Agreement), the indemnity agreement and the divestiture agreement contemplated thereby, and through securing certain insurance coverage, attempted to ensure that the liabilities and obligations relating to the business of Ballard are transferred to and assumed by New Ballard, that Superior is released from any such obligations and, even where such transfer or release is not effective or is not obtained, Superior is indemnified by New Ballard for all such obligations. However, in the event New Ballard fails or is unable to meet such contractual obligations to Superior and to the extent any applicable insurance coverage is not available, Superior may be liable for such obligations which could have a material adverse effect on the business, financial condition and results of operations of Superior.

Although Superior has conducted investigations of, and engaged legal counsel to review, the corporate, legal, financial and business records of Ballard and attempted to ensure, through the contractual provisions in the Arrangement Agreement, the indemnity agreement and the divestiture agreement, and through securing certain insurance coverage, that the liabilities and obligations relating to the business of Ballard are transferred to and assumed by the new corporation which continued to carry on Ballard's business, there may be liabilities or risks that Superior may not have uncovered in its due diligence investigations, or that may have an unanticipated material adverse effect on Superior. These liabilities and risks could have, individually or in the aggregate, a material adverse effect on the business, financial condition and results of operations of Superior.

The steps under the plan of arrangement pursuant to which the corporate conversion was completed (the Plan of Arrangement) were structured to be tax-deferred to the Fund and Fund Unitholders based on proposals to facilitate tax deferred conversions of certain mutual fund trusts into taxable Canadian corporations (the SIFT Reorganization Amendments) proposed by the Department of Finance on July 14, 2008. On March 5, 2009 the Budget Implementation Act, 2009 (Bill C-10 (2009)), which includes the SIFT Reorganization Amendments, received second reading in the Senate and has been referred to the Senate Standing Committee on National Finance. If the SIFT Reorganization Amendments are not passed in their current form or other legislation or amendments to existing legislation are proposed or announced, there is a risk that the tax consequences contemplated by the Fund or the tax consequences of the Plan of Arrangement to the Fund and the Unitholders may be materially different from the tax consequences described in the Plan of Arrangement. While Superior is confident in its position, there is a possibility that the Canada Revenue Agency could successfully challenge the tax consequences of the Plan of Arrangement or prior transactions of Ballard, or that legislation could be enacted or amended resulting in different tax consequences from those contemplated in the Plan of Arrangement for Superior. Such a challenge or legislation could potentially affect the availability or amount of the tax basis or other tax accounts of Superior.

Risks to the Businesses

Superior Propane

Propane is sold in competition with other energy sources such as fuel oil, electricity and natural gas, along with alternative energy sources that are currently under development. In addition to competition from other energy sources, Superior Propane competes with other retail marketers. Superior Propane's ability to remain an industry leader depends on its ability to provide reliable service at competitive selling prices.

Weather and general economic conditions affect propane market volumes. Weather influences the demand for propane primarily for space heating uses and also for agricultural applications.

The trend towards increased conservation measures and technological advances in energy efficiency may have a detrimental effect on propane demand and Superior Propane's sales. Further, increases in the cost of propane encourage customers to conserve fuel and to invest in more energy-efficient equipment, reducing demand. Changes in propane supply costs are normally passed through to customers, but timing lags (the time between when Superior Propane purchases the propane and when the customer purchases the propane) may result in positive or negative gross margin fluctuations.

Superior Propane offers its customers various fixed-price propane programs. In order to mitigate the price risk from offering these services, Superior Propane uses its physical inventory position, supplemented by forward commodity transactions with various third parties having terms and volumes substantially the same as its customers' contracts. In periods of high propane price volatility the fixed price programs create exposure to over or under supply positions as the demand from customers may significantly exceed or fall short of supply procured. In addition, if propane prices decline significantly subsequent to customers signing up for a fixed price program there is a risk that customers will default on their commitments.

Superior Propane's operations are subject to the risks associated with handling, storing and transporting propane in bulk. Slight quantities of propane may also be released during transfer operations. To mitigate risks, Superior Propane has established a comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

Approximately 22% of Superior Propane's employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

ERCO

ERCO competes with sodium chlorate, chloralkali and potassium producers on a worldwide basis. Key competitive factors include price, product quality, logistics capability, reliability of supply, technical capability and service. The end-use markets for ERCO's products are correlated to the general economic environment and the competitiveness of its customers, all of which are outside of its control.

ERCO has long-term electricity contracts or electricity contracts that renew automatically with power producers in each of the jurisdictions where its plants are located. There is no assurance that ERCO will continue to be able to secure adequate supplies of electricity at reasonable prices or on acceptable terms.

Potassium Chloride (KCl) is a major raw material used in the production of potassium hydroxide at ERCO's Port Edwards, Wisconsin facility. Substantially all of ERCO's KCl is received from Potash Corporation of Saskatchewan (Potash). ERCO currently has a limited ability to source KCl from additional suppliers.

ERCO is exposed to fluctuations in the US dollar and the euro to the Canadian dollar.

ERCO's operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. The potential exists for the release of highly toxic and lethal substances, including chlorine. Equipment failure could result in damage to facilities, death or injury and liabilities to third parties. If at any time the appropriate regulatory authorities deem any of the facilities unsafe, they may order that such facilities be shut down.

ERCO's operations and activities in various jurisdictions require regulatory approvals for the handling, production, transportation and disposal of chemical products and waste substances. The failure to obtain or comply fully with such applicable regulatory approvals may materially adversely affect ERCO.

Approximately 25% of ERCO employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

Winroc
Winroc competes with other specialty construction distributors servicing the builder/contractor market, in addition to big-box home centres and independent lumber yards. Winroc's ability to remain competitive depends on its ability to provide reliable service at competitive prices.

Demand for walls and ceilings building materials are affected by changes in general and local economic factors including demographic trends, employment levels, interest rates, consumer confidence and overall economic growth. These factors in turn impact the level of existing housing sales, new home construction, new non-residential construction, and office/commercial space turnover, all of which are significant factors in the determination of demand for Winroc's products and services.

Approximately 8% of Winroc's employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

SEM
New entrants in the energy retailing business may enter the market and compete directly for the customer base that SEM targets, slowing or reducing its market share.

SEM purchases natural gas to meet its estimated commitments to its customers based upon their historical consumption. Depending on a number of factors, including weather, customer attrition and poor economic conditions affecting commercial customers' production levels, customers' combined natural gas consumption may vary from the volume purchased. This variance must be reconciled and settled at least annually and may require SEM to purchase or sell natural gas at market prices which may have an adverse impact on the results of this business. To mitigate balancing risk, SEM closely monitors its balancing position and takes measures such as adjusting gas deliveries and transferring gas between pools of customers, so that imbalances are minimized. In addition, SEM maintains a reserve for potential balancing costs. The reserve is reviewed on a monthly basis to ensure that it is sufficient to absorb any losses that might arise from balancing.

SEM matches its customers' estimated electricity requirements by entering into electricity swaps in advance of acquiring customers. Depending on several factors, including weather, customers' energy consumption may vary from the volumes purchased by SEM. SEM is able to invoice existing commercial electricity customers for balancing charges when the amount of energy used is greater than or less than 10% of the amount of energy that SEM estimated. In certain circumstances, there can be balancing issues for which SEM is responsible when customer aggregation forecasts are not realized.

SEM resources its fixed-price term natural gas sales commitments by entering into various physical natural gas and US dollar foreign exchange purchase contracts for similar terms and volumes to create an effective Canadian dollar fixed-price cost of supply. SEM transacts with nine financial and physical natural gas counterparties. There can be no assurance that any of these counterparties will not default on any of their obligations to SEM. However, the financial condition of each counterparty is evaluated and credit limits are established to minimize SEM's exposure to this risk. There is also a risk that supply commitments and foreign exchange positions may become unmatched; however, this is monitored daily in compliance with SEM's risk management policy.

SEM must retain qualified sales agents in order to properly execute its business strategy. The continued growth of SEM is reliant on the services of agents to sign up new customers. There can be no assurance that competitive conditions will allow these agents to achieve these customer additions. Lack of success in the marketing programs of SEM would limit future growth of the cash flow.

SEM operates in the highly regulated energy industry in Ontario, British Columbia and Quebec. Changes to existing legislation could impact this business's operations. As part of the current regulatory framework, local delivery companies are mandated to perform certain services on behalf of SEM, including invoicing, collection, assuming specific bad debt risks and storage and distribution of natural gas. Any elimination or changes to these rules could have a significant adverse effect on the results of this business.

SUPERIOR PLUS CORP.
Consolidated Balance Sheets

(unaudited, millions of dollars)	**June 30, 2009**	December 31, 2008
Assets		
Current Assets		
Cash and cash equivalents	**14.0**	16.1
Accounts receivable and other (Note 4 and 8)	**166.4**	246.8
Inventories	**105.7**	128.0
Future income tax asset (Note 9)	**77.5**	65.9
Current portion of unrealized gains on financial instruments (Note 8)	**27.5**	42.0
	391.1	498.8
Property, plant and equipment	**591.1**	562.3
Customer contract related costs	**16.4**	17.7
Intangible assets	**27.6**	28.8
Goodwill	**472.8**	472.7
Accrued pension asset	**18.8**	19.5
Future income tax asset (Note 9)	**176.2**	185.9
Investment tax credits	**124.0**	133.1
Long-term portion of unrealized gains on financial instruments (Note 8)	**37.2**	108.1
	1,855.2	2,026.9
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**196.1**	230.5
Current portion of term loans (Note 6)	**5.3**	13.0
Dividends and interest payable to shareholders and debentureholders	**12.7**	0.7
Current portion of deferred credit (Note 9)	**39.8**	37.9
Current portion of unrealized losses on financial instruments (Note 8)	**104.4**	87.8
	358.3	369.9
Revolving term bank credits and term loans (Note 6)	**434.3**	462.8
Convertible unsecured subordinated debentures (Note 7)	**242.6**	241.7
Future employee benefits	**15.2**	18.0
Deferred credit (Note 9)	**241.4**	269.8
Long-term portion of unrealized losses on financial instruments (Note 8)	**56.6**	90.5
Total Liabilities	**1,348.4**	1,452.7
Shareholders' Equity		
Shareholders' capital (Note 10)	**1,370.9**	1,370.9
Contributed surplus (Note 10)	**4.8**	4.8
Accumulated deficit	**(857.1)**	(803.1)
Accumulated other comprehensive income (loss) (Note 10)	**(11.8)**	1.6
	(868.9)	(801.5)
Total Shareholders' Equity	**506.8**	574.2
	1,855.2	2,026.9

(See Notes to the Unaudited Interim Consolidated Financial Statements)

SUPERIOR PLUS CORP.
Consolidated Statements of Net Earnings, Comprehensive Income and Deficit

(unaudited, millions of dollars except per share amounts)	Three months ended June 30, 2009	2008	Six months ended June 30, 2009	2008
Revenues	**454.4**	567.2	**1,057.9**	1,248.6
Cost of products sold	**(295.2)**	(439.9)	**(687.7)**	(951.6)
Realized gains (losses) on financial instruments (Note 8)	**(24.3)**	26.0	**(47.0)**	26.2
Gross profit	**134.9**	153.3	**323.2**	323.2
Expenses				
Operating and administrative	**111.5**	110.9	**230.0**	224.8
Amortization of property, plant and equipment	**4.1**	5.5	**11.3**	10.2
Amortization of intangible assets	**1.6**	1.3	**3.0**	2.4
Interest on revolving term bank credits and term loans	**5.4**	6.1	**11.9**	12.2
Interest on convertible unsecured subordinated debentures	**3.7**	3.7	**7.5**	7.4
Accretion of convertible debenture issue costs	**0.3**	0.3	**0.6**	0.8
Unrealized losses (gains) on financial instruments (Note 8)	**(18.6)**	(149.8)	**54.3**	(255.1)
	108.0	(22.0)	**318.6**	2.7
Net earnings before income taxes	**26.9**	175.3	**4.6**	320.5
Income tax recovery (expense) (Note 9)	**(3.5)**	(11.0)	**13.3**	(29.0)
Net Earnings	**23.4**	164.3	**17.9**	291.5
Net earnings	**23.4**	164.3	**17.9**	291.5
Other comprehensive income:				
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**(13.1)**	6.4	**(9.0)**	2.8
Reclassification of derivative gains and losses previously deferred	**1.9**	(15.1)	**(4.4)**	(7.0)
Comprehensive Income	**12.2**	155.6	**4.5**	287.3
Deficit, Beginning of Period	**(844.7)**	(636.2)	**(803.1)**	(728.6)
Cumulative impact of adopting new guidance on the valuation of financial instrument asset and liabilities (Note 2(b))	**–**	–	**(0.3)**	–
Net earnings	**23.4**	164.3	**17.9**	291.5
Dividends to Shareholders (Note 2(a))	**(35.8)**	(35.8)	**(71.6)**	(70.6)
Deficit, End of Period	**(857.1)**	(507.7)	**(857.1)**	(507.7)
Net earnings (loss) per share, basic and diluted (Note 11)	**$0.26**	$1.86	**$0.20**	$3.30

(See Notes to the Unaudited Interim Consolidated Financial Statements)

SUPERIOR PLUS CORP.
Consolidated Statements of Cash Flows

(unaudited, millions of dollars)	Three months ended June 30, 2009	2008	Six months ended June 30, 2009	2008
Operating Activities				
Net earnings	**23.4**	164.3	**17.9**	291.5
Items not affecting cash:				
Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	**6.0**	7.1	**14.9**	13.4
Amortization of customer contract related costs	**1.7**	1.7	**3.4**	3.3
Amortization included in cost of sales	**9.1**	9.1	**18.2**	19.7
Pension expense	**0.3**	0.6	**0.7**	1.2
Unrealized losses (gains) on financial instruments	**(18.6)**	(149.8)	**54.3**	(255.1)
Future income tax expense (recovery)	**2.3**	6.8	**(19.5)**	23.1
Customer contract related costs	**(1.2)**	(1.7)	**(2.1)**	(2.4)
Realized gain on financial instruments	**(6.3)**	–	**(6.3)**	–
Decrease in non-cash operating working capital items	**58.3**	44.1	**76.9**	50.7
Cash flows from operating activities	**75.0**	82.2	**158.4**	145.4
Investing Activities				
Purchase of property, plant and equipment	**(36.5)**	(13.2)	**(72.4)**	(23.8)
Proceeds on disposal of property, plant and equipment	**1.1**	1.3	**2.9**	1.5
Earn-out payment on prior acquisition	**–**	–	**(0.6)**	–
Acquisitions	**–**	(24.6)	**–**	(24.6)
Cash flows from investing activities	**(35.4)**	(36.5)	**(70.1)**	(46.9)
Financing Activities				
Revolving term bank credits and term loans	**36.1**	(9.2)	**(23.0)**	64.8
Net repayment of accounts receivable sales program	**(39.1)**	–	**(14.1)**	(100.0)
Dividends to Shareholders	**(35.8)**	(35.8)	**(71.6)**	(70.6)
Proceeds from distribution reinvestment program	**–**	–	**–**	8.9
Realized gain on financial instruments	**6.3**	–	**6.3**	–
Increase in non-cash working capital	**(3.5)**	–	**12.0**	–
Cash flows from financing activities	**(36.0)**	(45.0)	**(90.4)**	(96.9)
Net increase (decrease) in cash	**3.6**	0.7	**(2.1)**	1.6
Cash and cash equivalents, beginning of period	**10.4**	15.0	**16.1**	14.1
Cash and cash equivalents, end of period	**14.0**	15.7	**14.0**	15.7

(See Notes to the Unaudited Interim Consolidated Financial Statements)

Notes to Interim Consolidated Financial Statements

(unaudited, tabular amounts in Canadian millions of dollars, unless noted otherwise, except per share amounts)

1. Organization

Superior Plus Corp. (Superior) is a diversified business corporation, incorporated under the Canada Business Corporations Act. Superior holds 100% of Superior Plus LP (Superior LP), a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior holds 100% of the shares of Superior General Partner Inc. Superior does not conduct active business operations but rather distributes to shareholders the income it receives from Superior Plus LP in the form of partnership allocations, net of expenses and interest payable on the convertible unsecured subordinated debentures (the debentures). Superior's investments in Superior Plus LP are financed by share capital and debentures.

On December 31, 2008, Superior Plus Income Fund (the Fund) completed a transaction with Ballard Power Systems Inc. (Ballard) which resulted in Superior converting from a publicly traded income trust to a publicly traded corporation. The transaction resulted in the Unitholders of the Fund becoming Shareholders of Superior with no substantive changes to the underlying business operations.

2. Accounting Policies

(a) Basis of Presentation

The accompanying unaudited Interim Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles (GAAP), applied on a consistent basis, and include the accounts of Superior and its wholly owned subsidiaries. Superior Plus Corp. is considered a continuation of Superior Plus Income Fund; as such, these consolidated financial statements follow the continuity of interests method of accounting. Under the continuity of interests method of accounting, Superior's transfer of the assets, liabilities and equity from the Fund to Superior upon the completion of its transaction with Ballard were recorded at their net book values. As a result of the application of the continuity of interests method of accounting, certain terms such as shareholder/unitholder and dividend/distribution may be used interchangeably throughout these unaudited Interim Consolidated Financial Statements. For the period ended June 30, 2009, payments to Shareholders were in the form of dividends, whereas for the period ended June 30, 2008, payments to Unitholders were in the form of trust unit distributions. These unaudited Interim Consolidated Financial Statements do not conform in all respects to the note disclosure requirement of GAAP for annual financial statements as certain information and disclosures included in the annual financial statements notes have been condensed or omitted. These unaudited Interim Consolidated Financial Statements and notes thereto should be read in conjunction with Superior's financial statements for the year ended December 31, 2008, and the accounting policies applied are consistent with this period except as noted in Note 2(b). All significant transactions and balances between Superior and Superior's subsidiaries have been eliminated on consolidation.

(b) Changes in Accounting Policies

Financial Assets and Financial Liabilities

On January 1, 2009, Superior adopted the requirements of guidance provided by the CICA related to the application of credit risk and the determination of the fair value of financial assets and liabilities. Superior adopted the guidance retrospectively, but did not restate prior periods. Accordingly, Superior decreased the carrying value of its net financial instrument assets and liabilities as at January 1, 2009, by $0.4 million, with a corresponding increase of $0.1 million to Superior's future income tax asset and an increase of $0.3 million to Superior's opening accumulated deficit; comparative earnings and financial assets and liabilities for prior periods have not been restated.

Goodwill and Intangible Assets

On January 1, 2009, Superior adopted CICA Handbook Section 3064 *Goodwill and Intangible Assets*. This standard provides more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The Section harmonizes Canadian GAAP with International Financial Reporting Standards (IFRS). Adoption of this standard did not have an impact on Superior.

(c) Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada (AcSB) has announced plans that will require the convergence of Canadian GAAP with IFRS for publicly accountable enterprises, including Superior. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011. Superior is currently assessing the future impact of these new standards on its consolidated financial statements.

Financial Instruments – Disclosure

The CICA has amended Handbook Section 3862 *Financial Instruments – Disclosure.* These amendments require enhanced disclosure on the fair value of certain financial instruments. The amendments are effective for annual financial statements on or after September 30, 2009. Superior does not anticipate that these amendments will have a significant impact on its consolidated financial statements.

(d) Business Segments

Superior operates four distinct business segments: a propane distribution and related services business operating under the Superior Propane trade name; a specialty chemicals manufacturer operating under the ERCO Worldwide trade name (ERCO); a construction products distribution business operating under the Winroc trade name; and a fixed-price energy services business operating under the Superior Energy Management trade name (SEM). (See Note 12.)

3. Seasonality of Operations

Superior Propane

Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end-use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

Winroc

Winroc's sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the first and fourth quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the first and fourth quarters.

4. Accounts Receivable and Other

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. As at June 30, 2009, proceeds of $85.9 million (December 31, 2008 – $100.0 million) had been received. The existing accounts receivable securitization program matures on December 29, 2009.

A summary of accounts receivable and other is as follows:	**June 30, 2009**	December 31, 2008
Accounts receivable trade	**153.0**	225.5
Accounts receivable other	**3.6**	5.9
Prepaid expenses	**9.8**	15.4
Accounts receivable and other	**166.4**	246.8

5. Inventories

For the three and six months ended June 30, 2009 inventories of $252.9 million and $591.7 million were expensed through cost of products sold. For the three and six months ended June 30, 2008 inventories of $335.4 million and $773.0 million were expensed through cost of products sold. No write-downs of inventory or reversals of write-downs were recorded during the three and six months ended June 30, 2009 and 2008.

6. Revolving Term Bank Credits and Term Loans

	Year of Maturity	Effective Interest Rate	**June 30, 2009**	December 31, 2008
Revolving term bank credits [1]				
Bankers Acceptances (BA)	2011	Floating BA rate plus applicable credit spread	**187.6**	168.9
LIBOR Loans (US$58.3 million; 2008 – US$71.6 million)	2011	Floating LIBOR rate plus applicable credit spread	**67.8**	90.1
			255.4	259.0
Other Debt				
Notes payable	2010	Prime	**0.6**	6.2
Deferred consideration	2010	Non-interest bearing	**2.4**	4.8
Loan payable	2009-2014	6.3%	**–**	11.8
			3.0	22.8
Senior Secured Notes				
Senior secured notes subject to floating interest rates (US$60.0 million; 2008 – US$60.0 million) [2]	2009-2015	Floating LIBOR rate plus 1.7%	**69.8**	73.5
Senior secured notes subject to fixed interest rates (US$100.0 million; 2008 – US$100.0 million) [2]	2009-2015	6.65%	**116.2**	122.4
			186.0	195.9
Total revolving term bank credits and term loans before deferred financing fees			**444.4**	477.7
Deferred financing fees			**(4.8)**	(1.9)
Revolving term bank credits and term loans			**439.6**	475.8
Current maturities			**(5.3)**	(13.0)
Revolving term bank credits and term loans			**434.3**	462.8

(1) Superior and its wholly-owned subsidiaries, Superior Plus US Holdings Inc. and Commercial e Industrial (Chile) Limitada, have revolving term bank credit borrowing capacity of $570.0 million. The credit facility matures on June 28, 2011. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries. As at June 30, 2009, Superior had $19.4 million of outstanding letters of credit (December 31, 2008 - $41.5 million). The fair value of Superior's revolving term bank credits and other debt approximates its carrying value as a result of the market based interest rates and the short-term nature of the underlying debt instruments.

(2) Senior secured notes (the Notes) totaling US$160.0 million (CDN$186.0 million at June 30, 2009 and CDN$195.9 million at December 31, 2008) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments begin in 2009. Management has estimated the fair value of the Notes based on comparisons to treasury instruments with similar maturities, interest rates and credit risk profiles. The estimated fair value of the Notes at June 30, 2009 was CDN$180.5 million (December 31, 2008 – CDN$183.8 million). In conjunction with the issue of the Notes, Superior swapped US$60.0 million (CDN $69.8 million) (December 31, 2008 – US$60.0 million (CDN $73.5 million)) of the fixed rate obligation into a US dollar floating rate obligation.

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current portion	5.3
Due in 2011	294.9
Due in 2012	37.2
Due in 2013	37.2
Due in 2014	34.9
Subsequent to 2014	34.9
Total	444.4

7. Convertible Unsecured Subordinated Debentures

Superior has issued two series of debentures denoted as 5.75% Series 1 and 5.85% Series 1 as follows:

	Series 1	Series 1	Unamortized Discount	Total Carrying Value
Maturity date	December 31, 2012	October 31, 2015		
Interest rate	5.75%	5.85%		
Conversion price per share	$36.00	$31.25		
Debentures outstanding as at December 31, 2008	174.9	75.0	(2.3)	247.6
Conversion and repayment/redemption of debentures and accretion of discount during 2009	–	–	0.4	0.4
Deferred issue costs	(3.4)	(2.0)		(5.4)
Debentures outstanding as at June 30, 2009	171.5	73.0	(1.9)	242.6
Quoted market value as at June 30, 2009	173.2	67.5		
Quoted market value as at December 31, 2008	141.7	52.5		

The debentures may be converted into shares at the option of the holder at any time prior to maturity and may be redeemed by Superior in certain circumstances. Superior may elect to pay interest and principal upon maturity or redemption by issuing shares to a trustee in the case of interest payments, and to the debenture holders in the case of payment of principal. The number of any shares issued will be determined based on market prices for the shares at the time of issuance.

8. Financial Instruments

The fair value of a financial instrument is the amount of consideration that would be estimated to be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which Superior has immediate access. Where bid and ask prices are unavailable, Superior uses the closing price of the most recent transaction of the instrument. In the absence of an active market, Superior estimates fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as discounted cash flow analysis, using, to the extent possible, observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Superior looks primarily to available readily observable external market inputs including factors such as forecasted commodity price curves, interest rate yield curves, currency rates, and price and rate volatilities as applicable. With respect to the valuation of ERCO's fixed-price electricity agreement, the valuation of this agreement requires Superior to make assumptions about the long-term price of electricity in electricity markets for which active market information is not available. The impact of the assumption for the long-term forward price curve of electricity has a material impact on the fair value of this agreement. A $1/MWh change in the forecasted price of electricity would result in a change in the fair value of this agreement of $1.2 million, with a corresponding impact to net income before income taxes. Any changes in the fair values of financial instruments classified or designated as held-for-trading are recognized in net income.

Financial and Non-Financial Derivatives

Description	Notional [1]	Term	Effective Rate	**Asset (Liability) as at June 30, 2009**	Asset (Liability) as at December 31, 2008
Natural gas financial swaps–NYMEX	16.2 GJ[2]	2009-2011	US$7.83/GJ	**(47.1)**	(33.5)
Natural gas financial swaps–AECO	36.7 GJ[2]	2009-2014	CDN$7.81/GJ	**(60.2)**	(34.8)
Foreign currency forward contracts, net sale	US$169.8[4]	2009-2015	1.14	**(12.9)**	(11.5)
Foreign currency forward contracts	EURO€8.2[4]	2009-2011	1.58	**(0.3)**	-
Interest rate swaps	US$60.0[4]	2013-2015	Floating LIBOR rate plus 1.7%	**6.5**	11.7
Propane wholesale purchase and sale contracts, net sale	10.0 USG[5]	2009-2010	$1.02/USG	**1.7**	(1.3)
Butane wholesale purchase and sale contracts, net sale	0.7 USG[5]	2009-2010	$1.13/USG	**0.8**	-
ERCO fixed-price electricity purchase agreement	45 MW[3]	2009-2017	$45-$52/MWh	**24.7**	42.1
SEM electricity swaps	0.5 MWh[6]	2009-2014	$63.5/MWh	**(9.5)**	(0.9)

[1] Notional values as at June 30, 2009 [2] Millions of gigajoules purchased [3] Mega watts (MW) on a 24/7 continual basis per year purchased [4] Millions of dollars/Euros [5] Millions of United States gallons purchased [6] Millions of mega watt hours (MWh)

All financial and non-financial derivatives are designated as held for trading upon their initial recognition.

Description	Current Assets	Long-term Assets	Current Liabilities	Long-term Liabilities
Natural gas financial swaps – NYMEX and AECO	16.4	5.0	83.9	44.8
SEM electricity swaps	–	–	4.1	5.4
Foreign currency forward contracts, net	2.3	4.5	13.6	6.4
Interest rate swaps	–	6.5	–	–
Propane wholesale purchase and sale contracts	3.5	–	1.8	–
Butane wholesale purchase and sale contracts	1.8	–	1.0	–
ERCO fixed-price power purchase agreements	3.5	21.2	–	–
As at June 30, 2009	**27.5**	**37.2**	**104.4**	**56.6**
As at December 31, 2008	42.0	108.1	87.8	90.5

Description	**For the three months ended June 30, 2009 Realized gain (loss)**	**Unrealized gain (loss)**	For the three months ended June 30, 2008 Realized gain (loss)	Unrealized gain (loss)
Natural gas financial swaps – NYMEX and AECO	**(28.2)**	**20.3**	19.7	140.4
SEM electricity swaps	**(1.3)**	**(5.6)**	–	1.7
Foreign currency forward contracts, net	**(1.4)**	**(12.1)**	(3.6)	(1.2)
Interest rate swaps	**1.4**	**(5.8)**	1.4	(3.4)
Foreign currency forward contracts – balance sheet related	**6.3**	–	–	–
Propane wholesale purchase and sale contracts	–	**7.0**	–	0.4
Butane wholesale purchase and sale contracts	–	**0.8**	–	–
ERCO fixed-price power purchase agreements	**(1.1)**	**(1.6)**	8.5	8.3
Total realized and unrealized gains (losses) on financial and non-financial derivatives	**(24.3)**	**3.0**	26.0	146.2
Foreign currency translation of senior secured notes	–	**15.6**	–	1.6
Foreign currency translation of ERCO royalty assets	–	–	–	2.0
Total realized and unrealized gains (losses)	**(24.3)**	**18.6**	26.0	149.8

Description	For the six months ended June 30, 2009 Realized gain (loss)	Unrealized gain (loss)	For the six months ended June 30, 2008 Realized gain (loss)	Unrealized gain (loss)
Natural gas financial swaps – NYMEX and AECO	**(45.6)**	**(31.5)**	21.4	225.0
SEM electricity swaps	**(1.8)**	**(8.6)**	–	2.2
Foreign currency forward contracts, net	**(7.4)**	**(5.5)**	(8.4)	9.5
Interest rate swaps	**1.4**	**(5.8)**	1.4	(0.9)
Foreign currency forward contracts – balance sheet related	**6.3**	**–**	–	–
Propane wholesale purchase and sale contracts	**–**	**3.1**	–	(2.6)
Butane wholesale purchase and sale contracts	**–**	**0.8**	–	–
ERCO fixed-price power purchase agreements	**0.1**	**(16.7)**	11.8	25.5
Total realized and unrealized gains (losses) on financial and non-financial derivatives	**(47.0)**	**(64.2)**	26.2	258.7
Foreign currency translation of senior secured notes	**–**	**9.9**	–	(4.8)
Foreign currency translation of ERCO royalty assets	**–**	**–**	–	1.2
Total realized and unrealized gains (losses)	**(47.0)**	**(54.3)**	26.2	255.1

Non-Derivative Financial Instruments
Superior's accounts receivables have been designated as available for sale due to Superior's accounts receivable securitization program, Superior's accounts payable, dividends and interest payable to shareholders and debentureholders, revolving term bank credits and term loans and debentures have been designated as other liabilities. The carrying value of Superior's cash, accounts receivable, accounts payable, and dividends and interest payable to shareholders and debenture holders approximates their fair value due to the short-term nature of these amounts. The carrying value and the fair value of Superior's revolving term bank credits and term loans, and debentures, is provided in Notes 6 and 7.

Financial Instruments – Risk Management
Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior assesses the inherent risks of these instruments by grouping derivative and non-financial derivatives related to the exposures these instruments mitigate. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges, as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

Effective 2008, SEM enters into natural gas financial swaps primarily with Constellation Energy Commodities Group Inc. for distributor billed natural gas business in Canada to manage its economic exposure of providing fixed-price natural gas to its customers. Additionally, SEM continues to maintain its historical natural gas swap positions with seven additional counterparties. SEM monitors its fixed-price natural gas positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

SEM enters into electricity financial swaps with three counterparties to manage the economic exposure of providing fixed-price electricity to its customers. SEM monitors its fixed-price electricity positions on a daily basis to monitor compliance with established risk management policies. SEM maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

ERCO has entered into a fixed-price electricity purchase agreement to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in a market where the price of electricity is not fixed. The fair value with respect to this agreement is with a single counterparty.

Superior Propane enters into various propane forward purchase and sale agreements with more than twenty counterparties to manage the economic exposure of its wholesale customer supply contracts. Superior Propane monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Superior Propane maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts with ten counterparties to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. SEM and Superior Propane contract a portion of their fixed-price natural gas, and propane purchases and sales in US dollars and enter into forward US

dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

Superior has interest rate swaps with a single counterparty to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. Superior reviews its mix of short-term and longer-term debt instruments on an on-going basis to ensure it is able to meet its liquidity requirements.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and throughout the term of a contract. Superior is also exposed to customer credit risk. Superior Propane and Winroc deal with a large number of small customers, thereby reducing this risk. ERCO, due to the nature of its operations, sells its products to a relatively small number of customers. ERCO mitigates its customer credit risk by actively monitoring the overall credit-worthiness of its customers. SEM has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated, for a nominal fee, to provide SEM with invoicing, collection and the assumption of bad debts risk for residential customers. SEM actively monitors the credit worthiness of its commercial customers.

Allowance for doubtful accounts and past due receivables are reviewed by Superior at each balance sheet reporting date. Superior updates its estimate of the allowance for doubtful accounts based on the evaluation of the recoverability of accounts receivable balances of each customer taking into account historic collection trends of past due accounts and current economic conditions. Accounts receivable are written-off once it is determined they are not collectable.

Pursuant to their respective terms, trade accounts receivable, before deducting an allowance for doubtful accounts, are aged as follows:

	June 30, 2009	December 31, 2008
Current	**121.2**	150.5
Past due less than 90 days	**29.1**	67.6
Past due over 90 days	**9.1**	16.7
Trade accounts receivable, total	**159.4**	234.8

Superior's trade accounts receivable are stated after deducting a provision of $6.4 million as at June 30, 2009 (December 31, 2008 - $9.3 million). The movement in the provision for doubtful accounts was as follows:

	Six months ended June 30, 2009	Twelve months ended December 31, 2008
Allowance for doubtful accounts, opening	**(9.3)**	(5.1)
Bad debt expense, net of recoveries	**(2.4)**	(8.1)
Written-off	**5.3**	3.9
Allowance for doubtful accounts, ending	**(6.4)**	(9.3)

Superior's contractual obligations associated with its financial liabilities are as follows:

	2010	**2011**	**2012**	**2013**	**2014**	**2015 and Thereafter**	**Total**
Revolving term bank credits and term loans	5.3	294.9	37.2	37.2	34.9	34.9	444.4
Convertible unsecured subordinated debentures	–	–	–	–	174.9	75.0	249.9
CDN$ equivalent of US$ foreign currency forward purchase contracts	57.5	68.0	6.0	–	–	–	131.5
US$ foreign currency forward sales contracts (US$)	64.7	111.4	64.5	32.5	9.0	–	282.1
EURO€ foreign currency forward sales contracts (EURO)	2.8	5.1	0.3	–	–	–	8.2
Fixed-price electricity purchase commitments	8.9	17.7	17.7	17.7	17.7	70.8	150.5
CDN$ natural gas purchases	17.6	28.9	7.5	4.9	3.4	–	62.3
US$ natural gas purchases (US$)	27.7	36.3	2.2	–	–	–	66.2
US$ propane purchases (US$)	13.0	0.5	–	–	–	–	13.5
US$ butane purchases (US$)	4.7	1.9	–	–	–	–	6.6

Superior's contractual obligations are considered to be normal course operating commitments and do not include the impact of mark-to-market fair values on financial and non-financial derivatives. Superior expects to fund these obligations through a combination of cash flow from operations, proceeds on revolving term bank credits and proceeds on the issuance of share capital.

Superior's financial instruments' sensitivity to changes in foreign currency exchange rates, interest rates and various commodity prices and the impact to net earnings are detailed below:

	Three and six months ended June 30, 2009
Increase (decrease) to net earnings of a $0.01 increase in the CDN$ to the US$	3.4
Increase (decrease) to net earnings of a 0.5% increase in interest rates	(0.8)
Increase (decrease) to net earnings of a $0.40/GJ increase in the price of natural gas	20.3
Increase (decrease) to net earnings of a $0.04/litre increase in the price of propane	0.6
Increase (decrease) to net earnings of a $0.04/litre increase in the price of butane	0.1
Increase (decrease) to net earnings of a $1.00/KwH increase in the price of electricity	1.9

The calculation of Superior's sensitivity to changes in foreign currency exchange rates, interest rates and various commodity prices represent the change in fair value of the financial instrument without consideration of the value of the underlying variable, for example, the underlying customer contracts. The recognition of the sensitivities identified above would have impacted Superior's unrealized gain (loss) on financial instruments and would not have a material impact on Superior's cash flow from operations.

9. Income Taxes

On December 31, 2008, Superior converted from a publicly traded income trust to a publicly traded corporation. As such, Superior's calculation of current and future income taxes for the three and six months ended June 30, 2009 is based on the conversion to a corporate structure effective December 31, 2008, whereas Superior's calculation of current and future income taxes for the three and six months ended June 30, 2008 is based on Superior being a publicly traded income trust. Consistent with prior periods, Superior recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean income tax.

Total income tax recovery/expense, comprised of current and future taxes for the three and six months ended June 30, 2009 was a $3.5 million expense and a $13.3 million recovery, respectively, compared to an expense of $11.0 million and $29.0 million in the comparative period. Income taxes were impacted by Superior's conversion to a corporation on December 31, 2008 and unrealized gains and losses on financial instruments. For the three and six months ended June 30, 2009, future income tax recovery/expense from operations in Canada, the United States and Chile was a $2.3 million expense and a $19.5 million recovery, respectively, resulting in a corresponding total future income tax asset of $253.7 million and a total deferred credit of $281.2 million. Future income tax expense for the three and six months ended June 30, 2008 was $6.8 million and $23.1 million, respectively.

10. Shareholders' Equity

Authorized

Superior is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. The holders of common shares are entitled to dividends if, as and when declared by the board of directors; to one vote per share at meetings of the holders of common shares; and upon liquidation, dissolution or winding up of Superior to receive pro rata the remaining property and assets of Superior, subject to the rights of any shares having priority over the common shares of which none are outstanding.

Preferred shares are issuable in series with each class of preferred share having such rights as the board of directors may determine. Holders of preferred shares are entitled, in priority of holders of common shares, to be paid rateably with holders of each other series of preferred shares the amount of accumulated dividends, if any, specified to be payable preferentially to the holders of such series upon liquidation, dissolution or winding up of Superior to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to holders of such series. Superior does not have any preferred shares outstanding.

	Issued Number of Common Shares (Millions) [1]	Shareholders' Equity [1]
Shareholders' equity, December 31, 2008	88.4	574.2
Net earnings	–	17.9
Other comprehensive loss	–	(13.4)
Cumulative impact of adopting new guidance on the valuation of financial instrument asset and liabilities (Note 2(b))	–	(0.3)
Dividends to Shareholders [2]	–	(71.6)
Shareholders' equity, June 30, 2009	**88.4**	**506.8**

[1] On December 31, 2008, Superior redeemed its outstanding trust units in exchange for shares as a result of its conversion from a publicly traded income trust to a publicly corporation. (See Note 1.)
[2] Dividends to Shareholders are declared at the discretion of Superior.

Shareholders' capital, deficit and accumulated other comprehensive income (loss) as at June 30, 2009 and December 31, 2008 consists of the following components:

	June 30, 2009	December 31, 2008
Shareholders' capital		
Share capital	**1,370.9**	1,370.9
	1,370.9	1,370.9
Contributed Surplus		
Conversion feature on warrants and convertible debentures	**4.8**	4.8
	4.8	4.8
Accumulated deficit		
Retained earnings from operations	**550.7**	532.8
Cumulative impact of adopting new guidance on the valuation of financial instrument asset and liabilities (Note 2(b))	**(0.3)**	–
Accumulated distributions	**(1,407.5)**	(1,335.9)
	(857.1)	(803.1)
Accumulated other comprehensive income (loss)		
Balance at beginning of period	**1.6**	(20.3)
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**(9.0)**	30.1
Reclassification of derivative gains and losses previously deferred	**(4.4)**	(8.2)
	(11.8)	1.6

Additional Capital Disclosures

Superior's objectives when managing capital are: (i) to maintain a flexible capital structure to preserve its ability to meet its financial obligations, including potential obligations from acquisitions; and (ii) safeguard Superior's assets while at the same time maximizing the growth of its businesses and returns to its shareholders.

In the management of capital, Superior includes shareholders' equity (excluding accumulated other comprehensive income) (AOCI), current and long-term debt, convertible debentures, securitized accounts receivable and cash and cash equivalents.

Superior manages its capital structure and makes adjustments in light of changes in economic conditions and nature of the underlying assets. In order to maintain or adjust the capital structure, Superior may adjust the amount of dividends to Shareholders, issue additional share capital, issue new debt or convertible debentures, issue new debt or convertible debentures with different characteristics and/or increase or decrease the amount of securitized accounts receivable.

Superior monitors its capital based on the ratio of senior debt outstanding to net earnings before interest, taxes, depreciation, amortization and other non-cash expenses (EBITDA), as defined by its revolving term credit facility, and the ratio of total debt outstanding to EBITDA. Superior's reference to EBITDA as defined by its revolving term credit facility may be referred to as compliance EBITDA in other public reports of Superior.

Superior is subject to various financial covenants in its credit facility agreements, including senior debt and total debt to EBITDA ratios, which are measured on a quarterly basis. As at June 30, 2009 and December 31 2008, Superior was in compliance with all of its financial covenants.

Superior's financial objectives and strategy related to managing its capital as described above have remained unchanged from the prior fiscal year. Superior believes that its debt to EBITDA ratios are within reasonable limits, in light of Superior's size, the nature of its businesses and its capital management objectives.

The capital structure of the Superior and the calculation of its key capital ratios are as follows:

	June 30, 2009	December 31, 2008
Total shareholders' equity	**506.8**	574.2
Exclude accumulated other comprehensive loss (income)	**11.8**	(1.6)
Shareholders' equity (excluding AOCI)	**518.6**	572.6
Current portion of term loans	**5.3**	13.0
Revolving term bank credits and term loans (1)	**439.1**	464.7
Accounts receivable securitization program	**85.9**	100.0
Total senior debt	**530.3**	577.7
Convertible unsecured subordinated debentures (1)	**248.0**	247.6
Total debt	**778.3**	825.3
Cash	**(14.0)**	(16.1)
Total capital	**1,282.9**	1,381.8

	Twelve months ended June 30, 2009	Twelve months ended December 31, 2008
Net earnings (loss)	**(205.9)**	67.7
Adjusted for:		
Interest on revolving term bank credits and term loans	**23.4**	23.7
Interest on convertible unsecured subordinated debentures	**14.9**	14.8
Accretion of convertible debenture issue costs	**1.2**	1.4
Amortization of property, plant and equipment	**19.4**	18.3
Amortization included in cost of sales	**37.4**	38.9
Amortization of intangible assets	**5.9**	5.3
Income tax expense (recovery)	**(32.4)**	9.9
Unrealized (gains) losses on financial instruments	**370.6**	61.2
Gain on sale of facility	**(4.0)**	(4.0)
Superior Propane non-cash pension expense	**1.9**	2.4
EBITDA (2)	**232.4**	239.6

	Target	June 30, 2009	December 31, 2008
Senior debt to EBITDA[(2)]	1.5:1 – 2.0:1	2.3:1	2.4:1
Total debt to EBITDA[(2)]	2.5:1 – 3.0:1	3.3:1	3.4:1

[(1)] Revolving term bank credits and term loans and convertible unsecured subordinated debentures are before deferred issue costs.
[(2)] EBITDA, as defined by Superior's revolving term credit facility, is calculated on a trailing twelve month basis taking into consideration the proforma impact of acquisitions and dispositions in accordance with the requirements of Superior's credit facility. Superior's calculation of EBITDA and debt to EBITDA may differ from those of similar entities.

11. Net Earnings per Share

	Three months ended June 30,		Six months ended June 30,	
	2009	2008	2009	2008
Net earnings per share computation, basic and diluted [(1)]				
Net earnings	23.4	164.3	17.9	291.5
Weighted average shares outstanding	88.4	88.4	88.4	88.3
Net earnings per share, basic and diluted	$0.26	$1.86	$0.20	$3.30

[(1)] All outstanding debentures have been excluded from this calculation as they were anti-dilutive.

12. Business Segments

Superior operates four distinct business segments: a propane distribution and related services business operating under the Superior Propane trade name; a specialty chemicals manufacturer operating under the ERCO Worldwide trade name (ERCO); a construction products distribution business operating under the Winroc trade name; and a fixed-price energy services business operating under the Superior Energy Management trade name (SEM). Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Realized gains and losses pertaining to intersegment foreign exchange gains and losses are eliminated under the corporate cost column.

For the three months ended June 30, 2009	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	158.7	120.1	98.2	77.4	–	454.4
Cost of products sold	(108.9)	(72.5)	(73.9)	(39.9)	–	(295.2)
Realized gains (losses) on financial instruments	1.7	(3.6)	–	(30.1)	7.7	(24.3)
Gross profit	51.5	44.0	24.3	7.4	7.7	134.9
Expenses						
Operating and administrative	49.8	32.9	21.0	4.6	3.2	111.5
Amortization of property, plant and equipment	3.2	–	0.9	–	–	4.1
Amortization of intangible assets	–	1.4	0.2	–	–	1.6
Interest on revolving term bank credits and term loans	–	–	–	–	5.4	5.4
Interest on convertible unsecured subordinated debentures	–	–	–	–	3.7	3.7
Accretion of convertible debenture issue costs	–	–	–	–	0.3	0.3
Unrealized losses (gains) on financial instruments	(7.8)	1.7	–	(14.8)	2.3	(18.6)
	45.2	36.0	22.1	(10.2)	14.9	108.0
Net earnings (loss) before income taxes	6.3	8.0	2.2	17.6	(7.2)	26.9
Income tax expense	–	–	–	–	(3.5)	(3.5)
Net Earnings (Loss)	6.3	8.0	2.2	17.6	(10.7)	23.4

For the three months ended June 30, 2008	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	228.1	112.0	141.5	85.6	–	567.2
Cost of products sold	(166.2)	(78.1)	(105.4)	(90.2)	–	(439.9)
Realized gains (losses) on financial instruments	0.4	10.8	–	13.4	1.4	26.0
Gross profit	62.3	44.7	36.1	8.8	1.4	153.3
Expenses						
Operating and administrative	50.0	28.1	25.1	5.7	2.0	110.9
Amortization of property, plant and equipment	3.9	0.7	0.9	–	–	5.5
Amortization of intangible assets	–	1.1	0.1	0.1	–	1.3
Interest on revolving term bank credits and term loans	–	–	–	–	6.1	6.1
Interest on convertible unsecured subordinated debentures	–	–	–	–	3.7	3.7
Accretion of convertible debenture issue costs	–	–	–	–	0.3	0.3
Unrealized losses (gains) on financial instruments	(0.4)	(10.3)	–	(142.1)	3.0	(149.8)
	53.5	19.6	26.1	(136.3)	15.1	(22.0)
Net earnings (loss) before income taxes	8.8	25.1	10.0	145.1	(13.7)	175.3
Income tax expense	–	–	–	–	(11.0)	(11.0)
Net Earnings (Loss)	8.8	25.1	10.0	145.1	(24.7)	164.3

For the six months ended June 30, 2009	**Superior Propane**	**ERCO**	**Winroc**	**SEM**	**Corporate**	**Total Consolidated**
Revenues	**467.8**	**244.0**	**192.3**	**153.8**	**–**	**1,057.9**
Cost of products sold	**(311.6)**	**(140.4)**	**(143.6)**	**(92.1)**	**–**	**(687.7)**
Realized gains (losses) on financial instruments	**(0.9)**	**(6.7)**	**–**	**(47.1)**	**7.7**	**(47.0)**
Gross profit	**155.3**	**96.9**	**48.7**	**14.6**	**7.7**	**323.2**
Expenses						
Operating and administrative	**106.4**	**62.8**	**43.9**	**10.3**	**6.6**	**230.0**
Amortization of property, plant and equipment	**9.4**	**–**	**1.9**	**–**	**–**	**11.3**
Amortization of intangible assets	**–**	**2.5**	**0.3**	**0.2**	**–**	**3.0**
Interest on revolving term bank credits and term loans	**–**	**–**	**–**	**–**	**11.9**	**11.9**
Interest on convertible unsecured subordinated debentures	**–**	**–**	**–**	**–**	**7.5**	**7.5**
Accretion of convertible debenture issue costs	**–**	**–**	**–**	**–**	**0.6**	**0.6**
Unrealized losses (gains) on financial instruments	**(3.9)**	**16.8**	**–**	**40.0**	**1.4**	**54.3**
	111.9	**82.1**	**46.1**	**50.5**	**28.0**	**318.6**
Net earnings (loss) before income taxes	**43.4**	**14.8**	**2.6**	**(35.9)**	**(20.3)**	**4.6**
Income tax recovery	**–**	**–**	**–**	**–**	**13.3**	**13.3**
Net Earnings (Loss)	**43.4**	**14.8**	**2.6**	**(35.9)**	**(7.0)**	**17.9**

For the six months ended June 30, 2008	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
Revenues	598.8	225.4	256.9	167.5	–	1,248.6
Cost of products sold	(443.9)	(155.4)	(192.2)	(160.1)	–	(951.6)
Realized gains (losses) on financial instruments	(0.6)	16.6	–	8.8	1.4	26.2
Gross profit	154.3	86.6	64.7	16.2	1.4	323.2
Expenses						
Operating and administrative	104.7	54.6	48.9	11.1	5.5	224.8
Amortization of property, plant and equipment	7.7	0.7	1.8	–	–	10.2
Amortization of intangible assets	–	2.1	0.2	0.1	–	2.4
Interest on revolving term bank credits and term loans	–	–	–	–	12.2	12.2
Interest on convertible unsecured subordinated debentures	–	–	–	–	7.4	7.4
Accretion of convertible debenture issue costs	–	–	–	–	0.8	0.8
Unrealized losses (gains) on financial instruments	2.6	(26.7)	–	(227.2)	(3.8)	(255.1)
	115.0	30.7	50.9	(216.0)	22.1	2.7
Net earnings (loss) before income taxes	39.3	55.9	13.8	232.2	(20.7)	320.5
Income tax expense	–	–	–	–	(29.0)	(29.0)
Net Earnings (Loss)	39.3	55.9	13.8	232.2	(49.7)	291.5

Total Assets, Net Working Capital, Acquisitions and Purchase of Property, Plant and Equipment

	Superior Propane	ERCO	Winroc	SEM	Corporate	Total Consolidated
As at June 30, 2009						
Net working capital [(1)]	**33.7**	**4.7**	**56.6**	**9.4**	**(32.4)**	**72.0**
Total assets	**578.4**	**615.5**	**202.3**	**70.6**	**388.4**	**1,855.2**
As at December 31, 2008						
Net working capital [(1)]	60.7	27.6	76.5	4.8	(22.9)	146.7
Total assets	658.2	618.3	211.3	69.5	469.6	2,026.9
For the three months ended June 30, 2009						
Acquisitions	–	–	–	–	–	–
Purchase of property, plant and equipment	**2.6**	**33.7**	**0.2**	–	–	**36.5**
For the three months ended June 30, 2008						
Acquisitions	3.4	–	21.2	–	–	24.6
Purchase of property, plant and equipment	1.7	10.2	1.0	0.3	–	13.2
For the six months ended June 30, 2009						
Acquisitions	–	–	–	–	–	–
Purchase of property, plant and equipment	**5.3**	**66.8**	**0.2**	**0.1**	–	**72.4**
For the six months ended June 30, 2008						
Acquisitions	3.4	–	21.2	–	–	24.6
Purchase of property, plant and equipment	3.2	18.5	1.6	0.5	–	23.8

(1) Net working capital reflects amounts as at the quarter end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities, current portion of term loans and dividends and interest payable to shareholders and debentureholders.

Geographic Information

	Canada	United States	Other	Total Consolidated
Revenues for the three months ended June 30, 2009	**339.5**	**90.4**	**24.5**	**454.4**
Revenues for the six months ended June 30, 2009	**828.4**	**186.2**	**43.3**	**1,057.9**
Property, plant and equipment as at June 30, 2009	**382.0**	**143.7**	**65.4**	**591.1**
Goodwill as at June 30, 2009	**455.6**	**17.2**	**-**	**472.8**
Total assets as at June 30, 2009	**1,539.8**	**241.3**	**74.1**	**1,855.2**
Revenues for the three months ended June 30, 2008	460.9	87.5	18.8	567.2
Revenues for the six months ended June 30, 2008	1,044.5	164.7	39.4	1,248.6
Property, plant and equipment as at December 31, 2008	400.3	92.4	69.6	562.3
Goodwill as at December 31, 2008	454.6	18.1	-	472.7
Total assets as at December 31, 2008	1,761.1	188.7	77.1	2,026.9

13. Comparative Figures

Certain reclassifications of prior year amounts have been made to conform to current year presentation. Specifically, $8.5 million has been reclassified to property, plant and equipment from inventory to provide comparative presentation of certain of Superior Propane's rental assets. Additionally, $25.4 million has been reclassified from current portion of deferred credit to long-term portion of the deferred credit.

14. Subsequent Event

On August 6, 2009, Superior entered into a definitive agreement to acquire the shares of Specialty Products & Insulation Co. (SPI), a privately held US national distributor of insulation and architectural products in the commercial and industrial markets for consideration of approximately US$135 million (not including acquisition costs and normal course closing adjustments). The acquisition is anticipated to close in the third quarter of 2009.

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